

Many people.
Many neighborhoods.

One community.

HOPFED BANCORP, INC.

2011 ANNUAL REPORT

community

WEBSTER DEFINES COMMUNITY AS

"a group whose members reside in a specific locality and often have a common cultural and historical heritage."

• • •

We couldn't have said it better ourselves, but we'll give it a try: HERITAGE BANK shares in the lives of the many people, in the many neighborhoods, which it is privileged to serve. We love being a part of the everyday world of our customers and their families. We are proud that we can make a small contribution to the quality of life in each of these myriad communities. And we are grateful that, for more than a century, families and businesses have chosen Heritage Bank to be their banker and neighbor.

—Mike Woolfolk and John Peck



TO OUR SHAREHOLDERS

BANKING LOCAL

Less than a generation ago, local, small-town banks were perceived as secondary to the huge financial institutions with multi-billions in assets and hundreds of locations around the country. But then we know what happened there.

In 2010, Arianna Huffington, a well-known internet journalist, suggested that people all over the country make their feelings known about big-bank bailouts by moving their money to trusted COMMUNITY BANKS! Just imagine—here in the midst of the "global revolution," a national journalist is suggesting that we get back to hometown values and "buying local."

Like the old saying goes, what goes around does, indeed, come around.

And what we've come around to is the end of yet another profitable, productive year for HopFed Bancorp while so many other banks around the nation are struggling just to stay alive.

We believe this is thanks, in great part, to our continued reliance and devotion to staying close to our grass roots philosophy. A testament to that is the fact that Heritage Bank was named as one of **Kentucky's Best Places to Work in 2012** for the second successive year! This tells us that our staff is just as invested as we are in being the best local bank possible—that we have an internal culture which produces relationships born of enthusiastic, committed employees.

WEATHERING THE STORMS

The last few years have certainly been challenging times for banks and financial companies as our nation has faced not only serious monetary crises but also a variety of socio-political upheavals as well, both here in the United States and abroad. All of these events have had a certain impact on the way all companies do business in this country. These ups and downs often cause disruptions in the financial markets in which we operate.

As America's economic outlook starts to improve and we, along with the many people in the neighborhoods we serve, meet the challenges that face us in the coming year, we believe our corporate courage and our tenacity to do things the right way for the right reasons will lead us to even greater success in the future. At HopFed Bancorp, we have established a strong capital condition that positions us well to advance on new opportunities as they might be presented in the months ahead.

Maintaining a strong capital position in a weak economy demonstrates a clear ability on the part of management at HopFed Bancorp to handle operations efficiently on behalf of our investors. We believe, and hope you agree, that if our bank is preserving capital and advancing our institution while most in the industry are concentrating on shaking off troublesome legacy loans, there's a good possibility that it will be able to deliver as opportunities present themselves. There are unquestionably still difficult days ahead, but we, at HopFed Bancorp, believe the core strategies that have served us well for 130 years will continue to place us in the respected position of growth and profits for the year ahead.

SETTING THE STANDARD

Looking at the past year, however, we are proud to report that even though we have experienced increased losses in 2011, we have done so at a fraction of our peer institutions. The bank's loan delinquencies are far below peer, ending the year at 0.63% of loans over thirty days past due. The company's level of non-accrual loans continue to trend favorably as well, also below peer institutions.

The bank established reserve for loan losses in excess of 2% of total loans outstanding with 183.6% of non-accrual. Other Real Estate Owned (foreclosed property held for sale) ended the year at $2.3 million as of December 31, 2011, down substantially from a year ago and an all-time high of $10.0 million.

Heritage Bank has taken advantage of the current interest environment to bring down the cost of funds. A focus on diversifying the deposit mix has resulted in an increased balance of non-interest bearing deposits of $79.6 million, representing approximately 10% of all deposits. Our long term plans are to drive percentages even higher through our current Checking Account Campaign. While many banks were raising fees to maintain revenues in 2011, Heritage Bank was able to recruit 3,629 new checking accounts in our Free Checking Campaign, which helped to drive our continued growth.

With an impressive Tier 1 capital ratio of 10.2%, Heritage Bank has strategically positioned itself to take advantage of the many opportunities for growth going forward. This growth may come in the form of acquisition and/or organic growth. Whatever the source of the growth, our bank is in position to digest and leverage the opportunities as they present themselves.

As our management team continues to stay focused on enhancing shareholder value, we have experienced improvement in the performance of our company's stock price. From mid-September, 2011, the stock price has risen from $5.08 per share to an early March, 2012 price of $8.55 per share . . . representing a 68% increase in price.

MANY NEIGHBORHOODS. ONE COMMUNITY.

We believe this is an exciting time to be a part of Heritage Bank and HopFed Bancorp. In the year ahead we seek to discover new ways to utilize the continuous development of technological enhancements. We challenge our managers and staff to provide new insights into customer recruitment and retention. We strive to develop new and creative ways to make our company competitive in an ever-more global arena.



With your support and investment in those ideals, we look forward to yet another bright horizon for this historically successful company.

John E. Peck

SELECTED FINANCIAL DATA

EARNINGS SUMMARY

Dollars in thousands, except per share data *Year Ended December 31,*

	2011	2010	2009	2008
Interest income	$46,240	$52,417	$53,141	$49,477
Interest expense	$18,415	$22,246	$26,312	$26,420
Net interest income after provision for loan losses	$21,904	$24,201	$22,630	$20,640
Net income available to common shareholders	$1,889	$5,485	$944	$4,559
Earnings per share (fully diluted)	$0.25	0.98	0.26	1.24

BALANCE SHEET DATA

Dollars in thousands, except per share data *At December 31,*

	2011	2010	2009	2008
Total assets	$1,040,820	$1,082,591	$1,029,876	$967,560
Loans receivable, net	$556,360	$600,215	$642,355	$628,356
Total deposits	$800,095	$826,929	$794,144	$713,005
Shareholders' equity	$118,483	$111,444	$79,949	$78,284
Book value per common share	13.21	12.69	16.78	16.34

TOTAL ASSETS*


1100
1060
1020
980
940
900
860
820
780
740
$968
$1,030
$1,083
$1,041
2008
2009
2010
2011

LOANS RECEIVABLE, NET*


670
640
610
580
550
520
490
460
430
400
$628
$642
$600
$556
2008
2009
2010
2011

TOTAL DEPOSITS*


860
820
780
740
700
660
620
580
540
500
$713
$794
$827
$800
2008
2009
2010
2011

* *Dollars in Millions, Numbers rounded to nearest sum*

OFFICE LOCATIONS


CALVERT CITY OFFICE
BENTON OFFICE
MURRAY OFFICES
FULTON OFFICES
CADIZ OFFICE
HOPKINSVILLE OFFICES
ELKTON OFFICE
CLARKSVILLE OFFICES
PLEASANT VIEW OFFICE
ERIN OFFICE
ASHLAND CITY OFFICE
KINGSTON SPRINGS OFFICE
BALLARD
MCCRACKEN
CARLISLE
HICKMAN
GRAVES
FULTON
MARSHALL
CALLOWAY
LYON
TRIGG
CHRISTIAN
TODD
LOGAN
STEWART
MONTGOMERY
ROBERTSON
HOUSTON
DICKSON
CHEATHAM
DAVIDSON
HENRY
WEAKLEY
BENTON
KENTUCKY
TENNESSEE
Mayfield
Fort Campbell
Union City
Paris
Springfield
Hickman
● Heritage Bank Offices
▲ Fall & Fall Insurance Office
★ Heritage Bank Wealth Management Offices

CHRISTIAN COUNTY

CORPORATE OFFICE
4155 Lafayette Road
Hopkinsville, KY 42240
270-885-1171

2700 Fort Campbell Boulevard
Hopkinsville, KY 42240
270-885-1171

605 South Virginia Street
Hopkinsville, KY 42240
270-885-2628

CALLOWAY COUNTY

210 North 12th Street
Murray, KY 42071
270-753-7921

1601 North 12th Street
Murray, KY 42071
270-767-2000

TRIGG COUNTY

352 Main Street
Cadiz, KY 42211
270-522-6638

TODD COUNTY

536 West Main Street
Elkton, KY 42220
270-265-5628

MARSHALL COUNTY

105 West 5th Street
Benton, KY 42025
270-527-4353

20 Oak Plaza Drive
Calvert City, KY 42029
270-395-0781

FULTON COUNTY

306 Lake Street
Fulton, KY 42041
270-472-3300

Carr Plaza
609 North Highland Drive
Fulton, KY 42041
270-472-4410

MONTGOMERY COUNTY

3845 Trenton Road
Clarksville, TN 37040
931-920-7100

2185 Madison Street
Clarksville, TN 37043
931-221-4700

322 Main Street
Clarksville, TN 37040
931-552-5627

HOUSTON COUNTY

3711 West Main Street
Erin, TN 37061
931-289-5000

CHEATHAM COUNTY

108 Cumberland Street
Ashland City, TN 37015
615-792-4337

104 West Kingston Springs Road
Kingston Springs, TN 37082
615-952-9143

2556 Highway 49 East
Pleasant View, TN 37146
615-746-2111

BOARD OF DIRECTORS AND CORPORATE OFFICERS

HopFed Bancorp, Inc.

BOARD OF DIRECTORS

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

H. Joseph Dempsey, M.D.
Anesthesiologist

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Steve Hunt
Vice President—Agri-Power and Agri-Chem

CORPORATE OFFICERS

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer, Executive Vice President and Secretary

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

P. Michael F. Foley, III
Senior Vice President and Chief Credit Officer

Heritage Bank

BOARD OF DIRECTORS

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

H. Joseph Dempsey, M.D.
Anesthesiologist

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Kenneth E. Crews
Retired—Banking

Johnny Piper
Developer

Steve Hunt
Vice President—Agri-Power and Agri-Chem

Clay Smith
President—Pennyrile Ford, Lincoln, Mercury and Purchase Ford, Linclon, Mercury

EXECUTIVE MANAGEMENT

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President and Secretary

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

P. Michael F. Foley, III
Senior Vice President and Chief Credit Officer

BANKING CENTER MANAGEMENT

Robert K. Burrow
Market President—Fulton County

Paul Thurman
Market President—Marshall County

Jimmy Dan Hicks
Market President—Calloway County

Betsy Shelton
Market President—Tri-County/Christian, Todd, Trigg Counties

Chip Knight
Market President—Cheatham County

Keith Bennett
Market President—Montgomery and Houston County

FALL & FALL INSURANCE, INC.

Roger D. Kephart, CPCU
Vice President and Manager

HERITAGE BANK WEALTH MANAGEMENT

Mark Vinson
Vice President

Charlene Martin
Vice President

Ty Watts
Vice President

HERITAGE MORTGAGE

Paul Harris
Vice President

COMMUNITY BOARD MEMBERS

CALLOWAY COUNTY

Jimmy Dan Hicks
Market President—Calloway County

Marc Peebles
Vice President Operations—CA Jones Management

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

J.D. Outland, D.M.D.
Retired—Dentist

Dr. Joseph A. Morgan
Associate Provost—Office of the Provost and Vice President of Academic Affairs—Murray State University

MARSHALL COUNTY

Paul Thurman
Market President—Marshall County

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Greg Carter
Attorney at Law and Partner—Owen, Carter & Carter

Jim Wiseman
Owner—J & R Pharmacy

Gary Shemwell
Retired—Chemical Manufacturing

Gayle Hall
Owner and President—Calvert City Insurance Agency

Donald R. Hise
Retired—Westlake Monomers Corp.

FULTON COUNTY

Robert K. Burrow
Market President—Heritage Bank Fulton

Kenneth E. Crews
Retired—Banking

R. Ward Bushart, II
Retired—Education

Kent A. Hutchins
President—Hornbeak Funeral Chapel, Inc.

Roger Kephart, CPCU
Vice President and Manager—Fall & Fall Insurance, Inc.; A Heritage Bank Company

MONTGOMERY/HOUSTON COUNTY

Keith Bennett
Market President—Montgomery and Houston County

Johnny Piper
Developer

Albert P. Marks
Attorney at Law

Gary Mathews
President—Gary Mathews Automotive Group

Timothy Hall
President—Austin Peay State University

TRI-COUNTY/CHRISTIAN, TODD, TRIGG COUNTIES

Betsy Shelton
Market President—Tri-County/Christian, Todd, Trigg Counties

Donald J. Langhi, Jr.
Plant Manager—Mid-Continent Springs Company

Camilla Diuguid
Co-Owner—ReMax Advantage Realtors

Johnny Knuckles
Manager—Knuckles Insurance Agency

Robert Gray
Farmer

CORPORATE INFORMATION

INDEPENDENT AUDITORS

RAYBURN, BATES & FITZGERALD, P.C.

5200 Maryland Way, Suite 300
Brentwood, TN 37027

GENERAL COUNSEL

DEATHERAGE, MYERS & LACKEY

701 South Main Street
Hopkinsville, KY 42240

SPECIAL COUNSEL

JONES WALKER

2600 Virginia, NW Suite 1113
Washington, D.C. 20037

TRANSFER AGENT

REGISTRAR AND TRANSFER COMPANY

10 Commerce Drive
Cranford, NJ 07016

ANNUAL MEETING

The 2012 Annual Meeting of Stockholders will be held on May 16, 2012, at 3:00 p.m. at Heritage Bank, 4155 Lafayette Road, Hopkinsville, Kentucky 42240.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's 2011 Annual Report on Form 10-K will be furnished without charge to stockholders as of the record date for the 2011 Annual Meeting upon written request to the Secretary; HopFed Bancorp, Inc.; P.O. Box 537; Hopkinsville, Kentucky 42241. Information on the company's filings can also be found on their website by visiting www.bankwithheritage.com.

MARKET AND DIVIDEND INFORMATION

Since February 9, 1998 the Common Stock has been quoted on the Nasdaq Stock Exchange under the symbol "HFBC." As of March 31, 2012, there were approximately 2,900 stockholders of the Company's Common Stock, with approximately 1,600 held in the name of the owner and the remainder held in street name. Below are the high and low stock prices of the Common Stock for the periods indicated.

A common cash dividend of $0.08 per share was declared in the third and fourth quarter of 2010 and the first and second quarter of 2011. A common cash dividend of $0.02 per share was declared in the third and fourth quarter of 2011. A 2% stock dividend was declared in the third quarter of 2010 and 2011. The Company paid a 5% cash dividend on preferred stock in 2010 and 2011.

Dividends, when and if paid, are subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, and other factors; and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. The payment of future dividends by the Company will depend in large part upon the receipt of dividends from the Bank, and is subject to various tax and regulatory restrictions on the payment of dividends.

PRICE RANGE OF COMMON STOCK

	Year Ended December 31, 2011		*Year Ended December 31, 2010*	
	High	Low	High	Low
First Quarter	$9.58	$8.82	$12.00	$8.94
Second Quarter	$9.11	$7.42	$14.45	$8.65
Third Quarter	$8.98	$5.08	$9.44	$8.74
Fourth Quarter	$6.89	$5.32	$9.12	$8.66

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and accompanying Notes appearing elsewhere in this Report.

Financial Condition and Other Data

	At December 31,				
	2011	2010	2009	2008	2007
Total amount of:			(Dollars in thousands)		
Assets	$1,040,820	$1,082,591	$1,029,876	$967,560	$808,352
Loans receivable, net	556,360	600,215	642,355	628,356	576,252
Federal funds sold	---	---	---	16,080	3,755
Cash and due from banks	44,389	54,042	37,938	15,268	17,343
Interest-bearing deposits in Federal Home Loan Bank (FHLB)	4,371	6,942	3,173	5,727	931
Federal Home Loan Bank stock	4,428	4,378	4,281	4,050	3,836
Securities available for sale	383,782	357,738	289,691	246,952	142,310
Securities held to maturity:					
U.S. Government agency securities	---	---	---	---	13,541
Mortgage-backed Securities	---	---	---	454	554
Deposits	800,095	826,929	794,144	713,005	598,753
Repurchase agreements	43,080	45,110	36,060	28,680	37,199
FHLB advances	63,319	81,905	102,465	130,012	101,882
Subordinated debentures	10,310	10,310	10,310	10,310	10,310
Total stockholders' equity	118,483	111,444	79,949	78,284	55,803
Number of active:					
Real estate loans Outstanding (1)	4,383	4,715	5,886	6,313	6,211
Deposit accounts (1)	42,140	40,359	40,783	94,171	76,823
Offices open	18	18	18	18	18

Operating Data

	Year Ended December 31,				
	2011	2010	2009	2008	2007
			(Dollars in thousands)		
Interest and dividend income	$ 46,240	$ 52,417	$ 53,141	$ 49,477	$ 49,033
Interest expense	18,415	22,246	26,312	26,420	28,891
Net interest income before provision for loan losses	27,825	30,171	26,829	23,057	20,142
Provision for loan losses	5,921	5,970	4,199	2,417	976
Net interest income	21,904	24,201	22,630	20,640	19,166
Non-interest income	10,193	11,106	10,225	8,344	7,231
Non-interest expense	28,693	26,178	30,483	22,417	20,553
Income before income taxes	3,404	9,129	2,372	6,567	5,844
Provision for income taxes	484	2,613	397	1,952	1,728
Net income	$ 2,920	$ 6,516	$ 1,975	$ 4,615	$ 4,116
Preferred stock dividend and accretion of stock warrants	1,031	1,031	1,031	56	---
Net income available to common shareholders	$ 1,889	$ 5,485	$ 944	$ 4,559	$ 4,116

(1) In 2009, the Bank purged all closed deposit accounts from its system, significantly reducing the amount of deposit accounts. Prior to 2009, the total amount of deposit accounts included closed accounts.

Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Dollars in thousands)		
Year Ended December 31, 2011:				
Interest and dividend income	$ 11,787	$ 11,766	$ 11,450	$ 11,237
Net interest income after provision for losses on loans	2,280	6,551	6,383	6,690
Non-interest income	2,365	2,118	3,281	2,429
Non-interest expense	7,449	7,436	7,127	6,681
Net income (loss) available (attributable) to common shareholders	(2,098)	550	1,368	2,069
Year Ended December 31, 2010:				
Interest and dividend income	$ 13,106	$ 13,656	$ 13,196	$ 12,459
Net interest income after provision for losses on loans	6,663	7,086	6,327	4,125
Non-interest income	2,309	2,456	3,085	3,256
Non-interest expense	6,386	6,587	6,856	6,349
Net income available to common shareholders	1,606	1,814	1,508	557

Key Operating Ratios

	At or for the Year Ended December 31,		
	2011	2010	2009
Performance Ratios			
Return on average assets (net income available to common shareholders divided by average total assets)	0.18%	0.51%	0.09%
Return on average equity (net income available to common shareholders divided by average total equity) .	1.64%	5.38%	1.18%
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.83%	3.01%	2.74%
Net interest margin	3.02%	3.19%	2.97%
Ratio of average interest-earning assets to average interest-bearing liabilities	109.55%	108.19%	107.86%
Ratio of non-interest expense to average total assets	2.69%	2.42%	3.03%
Ratio of net interest income after provision for loan losses to non-interest expense	80.17%	96.96%	76.54%
Efficiency ratio (non-interest expense divided by sum of interest income plus non-interest income)	73.35%	61.65%	80.73%
Asset Quality Ratios			
Non-performing assets to total assets at end of period	0.81%	1.37%	1.28%
Non-accrual loans to total loans at end of period	1.08%	0.82%	1.72%
Allowance for loan losses to total loans at end of period	1.98%	1.61%	1.36%
Allowance for loan losses to non-performing loans at end of period	183.62%	195.35%	78.96%
Provision for loan losses to total loans receivable, net	1.06%	0.98%	0.64%
Net charge-offs to average loans outstanding	0.76%	0.79%	0.23%
Capital Ratios			
Total equity to total assets at end of period	11.38%	10.29%	7.76%
Average total equity to average assets	10.78%	9.41%	7.95%

Regulatory Capital	December 31, 2011 (Dollars in thousands)	
	Company	Bank
Tangible capital	$ 120,908	$103,173
Less: Tangible capital requirement	15,494	15,205
Excess	105,414	87,968
Core capital	$120,908	$103,173
Less: Core capital requirement	41,317	40,545
Excess	79,591	62,628
Total risk-based capital	$ 128,089	$110,355
Less: Risk-based capital requirement	50,576	50,064
Excess	$ 77,513	$ 60,291

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This discussion relates to the financial condition and results of operations of the Company, which consist of the consolidation of Heritage Bank ("the Bank") and HopFed Bancorp, Inc. ("the Corporation") . The Corporation became the holding company for the Bank in February 1998. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area.

For the year ended December 31, 2011, the Company recorded net income available for common shareholders of $1,889,000, a return on average assets of 0.18% and a return on average equity of 1.64%. The Company's results of operations for the year ended December 31, 2011, was negatively affected by the continued presence of $18.4 million of preferred stock and the issuance of common stock warrants to the United States Treasury on December 12, 2008, as part of the Treasury Capital Purchase Program. For the years ended December 31, 2011, December 31, 2010, and December 31, 2009, the Company's net income available to common shareholders was reduced by $1,031,000 as a result of its issuance of preferred stock to the United States Treasury. For the year ended December 31, 2011, net income was also negatively influenced by $5.9 million in provision for loan loss expense and $2.0 million in losses and expenses related to other real estate owned.

In 2011, the Company continued to endure the effects of a two year trend of negative loan growth, which is the result of a continued weak economy and regulatory pressure to reduce the Company's exposure to commercial real estate loans. In 2011, the average balance of loans declined by $54.5 million, limiting the Company's ability to leverage its strong capital position. Due to the poor re-investment alternatives for excess liquidity funds, the Company has chosen to reduce the size of its balance sheet by allowing the liquidation of maturing FHLB advances, brokered deposits and select time deposits. This strategy is likely to continue as the Company maintains an excessive level of liquidity in its investment portfolio and loan demand remains muted.

For the year ended December 31, 2010, the Company recorded net income available for common shareholders of $5,485,000, a return on average assets of 0.51% and a return on average equity of 5.38%. In June and July of 2010, the Company issued 3,583,334 shares of common stock, receiving net proceeds of $30.4 million. The additional capital improved the Company's capital position but resulted in a lower return on average equity.

For the year ended December 31, 2009, the Company recorded net income available for common shareholders of $944,000, a return on average assets of 0.09% and a return on average equity of 1.18%. In 2009, the Company's net income was adversely affected by a $5.0 million ($3.3 million after tax) goodwill impairment charge.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the level of non-interest expenses such as compensation, employee benefits, data processing expenses, local deposit and federal income taxes also affect the Company's net income.

The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Aggregate Contractual Obligations

December 31, 2011 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 year to 5 years	Greater than 5 years	Total
	Maturity by Period				
Deposits	$514,622	177,496	102,911	5,066	800,095
FHLB borrowings	5,000	12,678	4,000	41,641	63,319
Repurchase agreements	27,080	10,000	6,000	---	43,080
Subordinated debentures	---	---	---	10,310	10,310
Lease commitments	37	56	25	---	118
Purchase obligations	1,878	3,125	151	---	5,154
Total	$548,617	203,355	113,087	57,017	922,076

Deposits represent non-interest bearing, money market, savings, NOW, certificates of deposit and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category.

FHLB borrowings represent the amounts that are due to FHLB of Cincinnati. All amounts have fixed maturity dates. The Company has three callable FHLB advances, totaling $27 million. All of the Company's callable advances may be called quarterly. With a weighted average cost of 4.37%, management does not anticipate that the FHLB will exercise its call option in 2012. The Company's callable advances have a final maturity in 2017.

Subordinated debentures represent the amount borrowed in a private pool trust preferred issuance group on September 25, 2003. The debentures are priced at the three-month LIBOR plus 3.10%. At December 31, 2011, the three-month Libor rate was 0.56%. The debentures re-price and pay interest quarterly and have a thirty-year final maturity. The debentures may be called at the issuer's discretion on a quarterly basis after five years. The interest rate of the debentures reset on the 8th day of January, April, August and November of each year.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

The most significant operating contract is for the Company's data processing services, which re-prices monthly based on the number of accounts and other operational factors. Estimates have been made to include reasonable growth projections. In December 2010, the Company renewed the operating contract with the current data processing provider for a period not to exceed five years. The Company anticipates only a minor increase in fixed and variable cost rates with this contract.

Off Balance Sheet Arrangements

December 31, 2011 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
	Maturity by Period				
Commercial lines of credit	$ 223	10,237	21,869	---	32,329
Commitments to extend credit	271	19,760	2,546	845	23,422
Standby letters of credit	706	594	155	4	1,459
Home equity lines of credit	340	546	585	29,065	30,536
Total	$ 1,540	31,137	25,155	29,914	87,746

Standby letters of credit represent commitments by the Company to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with stand-by letters of credit because funding for these obligations could be required immediately. Unused lines of credit represent commercial and residential equity lines of credit with maturities ranging from one to fifteen years.

Accounting for Derivative Instruments and Hedging Activities

In October 2008, the Bank entered into a receive fixed pay variable swap transaction in the amount of $10 million with Compass Bank of Birmingham in which Heritage Bank will pay Compass a fixed rate of 7.27% quarterly for seven years while Compass will pay Heritage Bank a rate equal to the three month London Interbank Offering Rate ("LIBOR") plus 3.10%, the rate banks in London charge one another for overnight borrowings. The Bank has signed an inter-company transfer with the Company that allows the Company to convert its variable rate subordinated debenture issuance to a fixed rate. The critical terms of the interest rate swap match the term of the corresponding variable rate subordinated debt issuance. The Company considers the interest rate swap a cash flow hedge and conducts a quarterly analysis to ensure that the hedge is effective. At December 31, 2011, the Company's review indicates that the cash flow hedge is effective. At December 31, 2011, the approximate market loss on the cash flow hedge is $1,297,000.

Quantitative and Qualitative Disclosure about Market Risk

Quantitative Aspects of Market Risk. The principal market risk affecting the Company is risk associated with interest rate volatility (interest rate risk). The Company maintains a trading account for investment securities that may be used to periodically hedge short-term interest rate risk. The Company did not have any activity in its trading account for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively. The Company is not subject to foreign currency exchange rate risk or commodity price risk. Substantially all of the Company's interest rate risk is derived from the Bank's lending, deposit taking, and investment activities. This risk could result in reduced net income, loss in fair values of assets and/or increases in fair values of liabilities due to changes in interest rates.

Qualitative Aspects of Market Risk. The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between assets and liabilities maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions. The Company relies on retail deposits as its primary source of funds. However, management is utilizing brokered deposits, wholesale repurchase agreements and FHLB borrowings as sources of liquidity. As part of its interest rate risk management strategy, the Bank promotes demand accounts, overnight repurchase agreements and certificates of deposit with primarily terms of up to five years.

Asset / Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Company has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Company's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with interest rates that are more sensitive to adjustment based upon market conditions than long-term, fixed-rate residential mortgage loans. At December 31, 2011, approximately $186.8 million of the $216.1 million of one-to-four family residential loans originated by the Company (comprising 83.6% of such loans) had adjustable rates or will mature within one year.

The U.S. government agency securities generally are purchased for a term of fifteen years or less. Securities may or may not have call options. A security with call options improves the yield on the security but also has little or no positive price convexity. Non-callable securities or securities with one time calls offer a lower yield but more positive price convexity and an improved predictability of cash flow. Generally, securities with the greater call options (continuous and quarterly) are purchased only during times of extremely low interest rates. The reasons for purchasing these securities generally focus on the fact that a non callable or one time call is of little value if rates are exceptionally low.

In 2011, Standard and Poor Inc. issued a rating downgrade on all debt issued or guaranteed by the U.S. government. This downgrade has had little impact on the liquidity and yields associated with any form of U.S. guaranteed debt. The Company remains heavily invested in U.S. agency debt and the Company has not experienced any negative effects due to the rating change. The Company has no exposure of the rating downgrades.

At December 31, 2011, the Company's agency security portfolio consisted of $14.7 million in unsecured debt issued by Federal National Mortgage Corporation (FNMA), $3.0 million issued by Federal Home Loan Mortgage Corporation (FHLMC) and $11.7 million issued by the Federal Home Loan Bank (FHLB). During 2008, both FNMA and FHLMC required substantial government assistance and were taken into conservatorship by their regulator. All debt securities of both FNMA and FHLMC remain AA+ rated and both agencies maintain the implicit backing of the United States of America.

At December 31, 2011, no agency securities were due within five years, approximately $7.2 million were due in five to ten years and approximately $22.2 million were due after ten years. At December 31, 2011, $28.3 million of these securities had a call provision, which authorizes the issuing agency to prepay the securities at face value at certain pre-established dates. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At December 31, 2011, $12.2 million of these securities may be called one time only prior to December 31, 2012, but not before January 1, 2012 and $4.1 million is callable only in February of 2013. An additional $12.0 million of these securities may be called prior to December 31, 2012, but provide the issuer with multiple call dates and therefore are not as likely to be called. Given the current economic climate as well as the relatively high coupon rates accompanying the one time calls owned by the Company, we anticipate that all agency bonds that are eligible to be called in 2012 will have their call exercised. These calls will provide cash flow to the Company but will result in a significantly reduced yield on any securities purchased to replace these securities. At December 31, 2011, the estimated average life of the U.S. government agency portfolio is 9.8 years and its effective duration is 1.0 year.

The Company owns significant positions in agency securities issued by the Small Business Administration. These securities are classified as SBAPs, SBICs and SBA Pools. The SBAP notes have a twenty year maturity, pay interest monthly and principal semi-annually. The SBIC notes have a ten year final maturity and pay principal and interest quarterly. SBA pools are floating rate securities tied to prime that have twenty five and thirty year maturities and pay interest monthly. The interest rate on SBA pools reset either on a quarterly or monthly basis, providing the Company with lower price volatility as compared to fixed rate securities. In 2011, the Company shifted a significant portion of its new investment purchases into SBA Pools due to the lower yields available on fixed rate investment products. The purchase of variable rate securities with low price volatility provides the Company with a source of lower risk liquidity should loan demand improve or interest rates increase. The risk in purchasing SBA Pools is that they are typically purchased at significant premiums and provide lower yields as compared to many long term fixed rate investment products. To help alleviate this risk, the Company typically purchases newly issued securities and amortizes the premiums at faster long term historic speeds.

All SBA securities, SBAP, SBIC's and SBA Pools are backed by the full faith and credit of the United States Government and classified by the Company's regulators as zero risk based assets. SBIC notes are ten year notes that typically behave similar to a ten year mortgage backed security, with slow prepayments in their first two or three years and then experiencing an acceleration of payments. SBAP notes typically experience slower prepayment speeds as compared to 20 year GNMA mortgage backed securities as SBAP notes typically have prepayment penalties that make it cost prohibitive for many borrowers to prepay early. Current SBA pools are experiencing abnormally slow prepayment speeds as the loans tied to the prime rate provide relatively inexpensive financing for businesses requiring an SBA guarantee to meet their credit needs.

At December 31, 2011, the Company's agency bond portfolio includes approximately $55.6 million in SBAP securities, $38.8 million in SBIC securities and $50.8 million in SBA Pools. At December 31, 2011, the estimated average life of the Company's SBAP and SBIC portfolio is 5.4 years and its effective duration is 4.9 years. At December 31, 2011, the estimated average life of the Company's SBA Pool portfolio is 6.3 years and its effective duration is 0.4 years.

The Company maintains a significant municipal bond portfolio. The majority of the municipal portfolio was purchased during 2008 and 2009 as municipal bond yields increased to levels not seen in the last ten years despite record low Treasury rates. The municipal bond portfolio largely consists of local school district and county courthouse bonds with guarantees from both the local counties and the State of Kentucky and general obligations bonds issued by municipalities in Tennessee and Kentucky. The Company's municipal portfolio consists of the following:

• Kentucky School Bonds	$24.4 million
• Kentucky Courthouse Bonds	10.1 million
• Kentucky Judicial Bonds	5.7 million
• Kentucky General Obligation Bonds	19.9 million
• Tennessee General Obligation Bonds	8.2 million
• General Obligation Bonds – Out of market	1.8 million
• Kentucky and Tennessee Revenue Bonds	8.9 million
Total	$79.0 million

At December 31, 2011, the Company has $65.1 million in tax free municipal bonds and $13.9 million in taxable Kentucky municipal bonds. Municipal bonds were purchased to provide long-term income stability and higher tax equivalent yields as compared to other portions of the Company's investment portfolio. At December 31, 2011, approximately $68.0 million in municipal bonds were issued by Kentucky municipalities, $800,000 was issued by Texas municipalities, $9.1 million were issued by Tennessee municipalities and $1.1 million were issued by Indiana municipalities.

The Company's investment policy limits municipal concentrations to 125% of the Bank's Tier 1 Capital, currently $103.2 million. The investment policy places a concentration limit on the amounts of municipal bonds per issuer in Tennessee and Kentucky to 15% of the Bank's Tier 1 Capital and out of market issuers to 10% of Tier 1 Capital. At December 31, 2011, the largest municipal bond concentration for one issuer was $4.8 million. The investment policy limits concentrations in the amounts a single state guarantee program can provide to a bond at 75% of Tier 1 Capital. The Company is currently well within policy guidelines on all concentration limits.

At December 31, 2011, $464,000 in municipal bonds were due in less than one year, $6.9 million were due within one to five years, $18.9 million were due in five to ten years, $28.4 million were due in ten to fifteen years and approximately $24.3 million were due after fifteen years. At December 31, 2011, approximately $69.2 million of the Company's municipal bond portfolio is callable with call dates ranging from January 2012 to September 2020. The call dates are staggered to eliminate the excessive cash flows within any one-year period. At December 31, 2011, approximately $3.2 million of municipal bonds had a call date of less than one year; approximately $13.5 million had a call date from one to five years and approximately $52.5 million in more than five years but less than ten years. At December 31, 2011, the average life of the municipal bond portfolio is approximately 8.2 years and the modified duration of the taxable municipal bond portfolio is approximately 7.1 years.

Mortgage-backed securities entitle the Company to receive a pro-rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Further, mortgage-backed securities provide a monthly stream of both interest and principal, thereby providing the Company with a cash flow to reinvest at current market rates and limit the Company's interest rate risk. At December 31, 2011, the Company held approximately $95.6 million in fixed rate mortgage backed securities and approximately $13.1 million in adjustable rate mortgage backed securities. The average life of the mortgage backed securities portfolio is approximately 4.4 years and a modified duration of approximately 3.6 years.

At December 31, 2011, the Company held approximately $18.7 million in Collateral Mortgage Obligations (CMO) issued by various agencies of the United States government and $1.8 million in Private Label CMOs issued by private companies. A CMO is a mortgage-backed security that has a structured payment stream based on various factors and does not necessarily remit monthly principal and interest on a pro-rata basis. At December 31, 2011, the Company's CMO portfolio had an average life of approximately 4.8 years and a modified duration of approximately 3.9 years.

The Company's Whole Loan CMO portfolio includes two securities that have been downgraded below investment grade. As a result of these downgrades, the Company contracted with an independent third party to conduct an impairment analysis of all Private Label securities owned during 2011. This analysis indicated that the following securities were other than temporarily impaired:

CUSIP	Description	Current Par Value	Current Moody's Credit Rating	2011 Impairment Charge	Total Aggregate Impairment Charge
362290AC2	GSR 2007 TR-AR12	$984,098	CC	$65,500	$245,500
12638PCQ0	CSMC 2007-3 4A15	$719,907	Caa3	$89,500	$109,500

As a result of this analysis, the Company incurred a total impairment charge related to its Private Label CMO portfolio of $155,000 in 2011. The Company recognized impairment charges on the above mentioned securities of $180,000 and $20,000, respectively in 2009. The Company will continue to monitor the performance of the Private Label CMO portfolio for additional charges as may be necessary.

In June of 2008, the Company purchased $2 million par value of a private placement subordinated debenture issued by First Financial Services Corporation. The debenture is a thirty year security with a coupon rate of 8.00%. First Financial Services Corporation is a NASDAQ listed commercial bank holding company trading under the symbol FFKY and located in Elizabethtown, Kentucky. In October of 2010, FFKY informed the owners of its subordinated trust, including the Company, that it was deferred dividend payments for up to five years as prescribed by the trust. FFKY has suffered significant asset quality issues that has resulted in negative earnings since 2009 and has negatively impacted FFKY's capital position.

Currently, FFKY is under a Consent Order issued jointly by the Kentucky State Department of Bank and the FDIC. The consent order requires FFKY to increase its Tier 1 Capital Ratio to 8% and its Total Risk Based Capital Ratio to 12.00%. At September 30, 2011, FFKY had not met the capital goals established by their regulators but remains "Adequately Capitalized" in accordance to FDIC guidelines.

The Company continues to monitor all quarterly reports issued by both FFKY and its bank subsidiary to determine if the investment in the subordinated trust is other than temporarily impaired. At December 31, 2011, the Company has determined, based on the suspension of the dividend, that the investment is temporally impaired and has reduced the estimated market value of the security by $1.0 due to the lack of current cash flow from the debenture. The Company has further determined, based on the financial trends and capital position of FFKY and its bank subsidiary, that the Company's investment in the subordinated debenture is not permanently impaired at this time. The Company will continue to monitor all available public information as well as maintain a dialogue with the management team of FFKY to ascertain the future business prospects of FFKY and the Company's investment.

Interest Rate Sensitivity Analysis

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest earning assets and interest bearing liabilities do not change at the same speed, to the same extent or on the same basis. As part of its effort to manage interest rate risk, the Bank monitors its net portfolio value (NPV), a methodology adopted by the OTS to assist the Bank in assessing interest rate risk. With the merger of the OTS into the Office of the Comptroller of the Currency (OCC) in July 2011, the production of the model will cease to exist after December 31, 2011.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market rates. Both a 300 basis point increase in market interest rates and a 100 basis point decrease in market interest rates are considered.

The following table presents the Company's NPV at December 31, 2011, as calculated by the OTS, based on information provided to the OCC by the Bank.

Change	Net Portfolio Value			NPV as % of PV of Assets	
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)			
+300 bp	$ 90,777	$ (15,770)	(15) %	9.12%	(108) bp
+200 bp	100,869	(5,677)	(5) %	9.93%	(26) bp
+100 bp	109,026	2,480	2 %	10.53%	34 bp
0 bp	106,546	---	---	10.19%	---
-100 bp	113,735	7,189	7 %	10.73%	54 bp

Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock	
Pre-Shock NPV Ratio: NPV as % of Present Value of Assets....	10.19%
Exposure Measure: Post-Shock NPV Ratio	9.93%
Sensitivity Measure: Change in NPV Ratio	26 bp

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. The computations do not contemplate any actions the Company could undertake in response to changes in interest rates. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or re-price within that period.

Interest Income Analysis

As a part of the Company's asset liability management process, an emphasis is placed on the effect that changes in interest rates have on the net interest income of the Company and the resulting change in the net present value of capital. As a part of its analysis, the Company uses third party software and analytical tools derived from the Company's regulatory reporting models to analyze the re-pricing characteristics of both assets and liabilities and the resulting net present value of the Company's capital given various changes in interest rates. The model also uses mortgage prepayment assumptions obtained from third party vendors to anticipate prepayment speeds on both loans and investments. The Company's model uses incremental changes in interest rates. For example, a 3.0% change in annual rates includes a 75 basis point change in each of the next four quarters.

For the year ended December 31, 2011, the Company's previous efforts to increase duration had a positive effect on its results of operations. At December 31, 2011, the extended duration remains in effect. In an effort to prepare for higher interest rates, the Company has begun the process of extending the duration of its long term liabilities. The Company is using both local and brokered deposits and FHLB advances to accomplish this goal. When attempting to extend duration, both brokered deposits and FHLB advances offer several advantages as compared to locally obtained deposits. Specifically, management has determined that it is easier to more accurately target specific maturities using FHLB advances and brokered deposits as compared to local deposits. In addition, the Company has approximately $65 million in short term deposit balances that are currently priced with floors. In most cases, short term federal funds rates can increase 75 basis points without resulting in an increase to the Company's interest expense.

During 2012, it is the intent of management to attempt to grow the loan portfolio with high quality commercial and owner occupied commercial real estate loans. In the absence of meaningful loan growth, the Company will look to shrink the balance sheet by reducing its amount of higher cost time deposits, brokered deposits and FHLB advances. The reduction of these liabilities will be funded by the selective sale of investment securities. The potential reduction in assets represents the reality the investment alternatives do not allow the Company to maintain acceptable interest rate margins.

The amount of change in interest rate sensitivity eventually achieved by management will be largely dependent on its ability to make changes at a reasonable cost. The reduction of interest rate in the one to two year time frame can dramatically reduce the Company's net income due to the severe upward slope of the interest rate yield curve. To the extent possible, management will reduce its balances in FHLB deposits to ensure greater flexibility in the event of a sudden change of interest rates.

The Company's analysis at December 31, 2011, indicates that changes in interest rates are less likely to result in significant changes in the Company's annual net interest income. A summary of the Company's analysis at December 31, 2011, for the twelve month period ending December 31, 2012, is as follows:

	Down 1.00%	No change	Up 1.00%	Up 2.00%	Up 3.00%
			(Dollars in Thousands)		
Net interest income	$27,387	$28,303	$28,840	$29,545	$30,255

Gap Analysis

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At December 31, 2011, the Company had a negative one year or less interest rate sensitivity gap of 6.20% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. This analysis is considered less reliable as compared to the Company's ALM models as changes in various interest rate spreads are not incorporated in Gap Analysis. Furthermore, the presence of non-interest bearing liabilities does not factor in the Company's Gap Analysis but provides an additional source of funds that can offset the negative impact of changing interest rates.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2011, which are expected to mature, are likely to be called or re-priced in each of the time periods shown.

	One Year or Less	Through Five Years	Through Ten Years	Through Fifteen Years	Fifteen Years	Total
Interest-earning assets						
Loans:						
1 - 4 family residential	$122,996	71,345	17,978	2,713	1,063	216,095
Multi-family	9,336	24,403	---	---	---	33,739
Construction	11,476	455	---	---	---	11,931
Non-residential	122,728	84,337	15,062	4,184	9,512	235,823
Secured by deposits	1,852	2,164	---	---	---	4,016
Other loans	34,575	25,343	---	---	5,849	65,767
Interest bearing deposits	4,371	---	---	---	---	4,371
Non-amortizing securities	18,122	23,617	64,318	1,750	1,543	109,350
Amortizing securities	57,275	25,974	46,090	14,266	1,585	145,190
Mortgage backed securities	35,506	42,039	22,617	20,032	9,048	129,242
Total	418,237	299,677	166,065	42,945	28,600	955,524
Interest bearing liabilities:						
Deposits	435,094	280,385	5,066	---	---	720,545
Borrowed funds	42,390	32,678	41,641	---	---	116,709
Total	477,484	313,063	46,707	---	---	837,254
Interest sensitivity gap	($59,247)	(13,386)	119,358	42,945	28,600	118,270
Cumulative interest senitivity gap	($59,247)	(72,633)	46,725	89,670	118,270	118,270
Ratio of interest-earning assets to interest bearing liabilities	87.59%	95.72%	355.55%	---	---	114.13%
Ratio of cumulative gap to total interest-earning assets	(6.20%)	(7.60%)	4.89%	9.38%	12.38%	12.38%

The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans, which are classified, based upon their next re-pricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and other deposits are withdrawn or re-priced within one year. Mortgage-backed securities are classified based on their three month prepayment speeds. In 2011, record low mortgage rates have spurred a wave of refinancing that has increased the cash flow on mortgage backed securities. Any future legislation to help homeowners refinance their mortgages is likely to result in faster mortgage prepayments and reinvestment yields. However, management does not have enough information specific to its portfolio to model the changes on prepayment speeds that may result. As a result, the preceding table does not reflect possible changes in cash flows that may result from this change in Fannie Mae and Freddie Mac portfolio servicing practices. The actual interest rate sensitivity of the Company's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The retention of adjustable-rate mortgage loans in the Company's investment and loan portfolios helps reduce the Company's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of re-pricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and average interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	December 2011 Averages	
	Balance	Weighted Average Yield/Cost
	(Dollars in thousands)	
Interest-earning assets:		
Loans receivable, net	$ 569,216	5.61%
Non taxable securities available for sale	64,113	4.92% *
Taxable securities available for sale	312,212	3.01%
Federal Home Loan Bank stock	4,428	4.00%
Total interest-earning assets	949,969	4.70%
Non-interest-earning assets	90,015	
Total assets	$ 1,039,984	
Interest-bearing liabilities:		
Deposits	$ 727,155	1.64%
FHLB borrowings	65,349	3.59 %
Repurchase agreements	43,080	2.26%
Subordinated debentures	10,310	7.24%
Total interest-bearing liabilities	845,894	1.86%
Non-interest-bearing liabilities	77,365	
Total liabilities	923,259	
Common stock	77	
Common stock warrants	556	
Additional paid-in capital	75,967	
Retained earnings	39,591	
Treasury stock	(5,076)	
Accumulated other comprehensive income	5,610	
Total liabilities and equity	$ 1,039,984	
Interest rate spread		2.84%
Net interest margin		3.05%
Ratio of interest-earning assets to interest-bearing liabilities		112.30%

* Tax equivalent yield at the Company's 34% tax bracket and a 2.00% cost of funds rate.

	Years Ended December 31,								
	2011			2010 (Dollars in Thousands)			2009		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield / Cost
Interest-earning assets:									
Loans receivable, net (a)	$ 575,133	33,527	5.83%	$ 629,633	38,089	6.05%	$ 633,143	38,921	6.15%
Taxable securities AFS	308,022	10,465	3.40%	289,556	11,923	4.12%	252,707	12,635	5.00%
Non-taxable securities AFS	66,104	3,328	5.03%	63,179	3,587	5.68%	36,559	2,268	6.20%
Securities held to maturity	---	---	---	---	---	---	280	12	4.29%
Time deposits and other interest-bearing cash deposits	9,075	19	0.21%	---	---	---	3,270	8	0.24%
Total interest-earning assets	$ 958,334	47,339	4.94%	$ 982,368	53,599	5.46%	$ 925,959	53,844	5.81%
Non-interest-earning assets	108,997			101,119			80,423		
Total assets	1,067,331			1,083,487			1,006,382		
Interest-bearing liabilities:									
Deposits	$ 753,223	14,207	1.89%	$ 762,418	17,384	2.28%	$ 698,367	20,833	2.98%
Borrowings	121,556	4,208	3.46%	145,582	4,862	3.34%	160,081	5,479	3.42%
Total interest-bearing liabilities	874,779	18,415	2.11%	908,000	22,246	2.45%	858,448	26,312	3.07%
Non-interest-bearing liabilities	77,523			73,552			67,944		
Total liabilities	952,302			981,552			926,392		
Common stock	79			59			41		
Common stock warrants	556			556			556		
Additional paid-in capital	75,444			61,949			44,324		
Retained earnings	40,298			39,119			38,599		
Treasury stock	(5,076)			(5,786)			(6,495)		
Accumulated other comprehensive (loss)	3,728			6,038			2,965		
Total liabilities and equity	1,067,331			1,083,487			1,006,382		
Net interest income		28,924			31,353			27,532	
Interest rate spread			2.83%*			3.01%*			2.74%*
Net interest margin			3.02%*			3.19%*			2.97%*
Ratio of average interest-earning assets to average interest-bearing liabilities			109.55%			108.19%			107.86%

Using a 34% tax rate.
*The tax equivalent adjustments were $1,099, $1,182 and $703 for 2011, 2010 and 2009, respectively

(a) Average loans include non-performing loans.

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume from year to year multiplied by the average rate for the prior year) and (ii) changes in rate (changes in the average rate from year to year multiplied by the prior year's volume). All yields are quoted on a tax equivalent basis using a cost of funds rate of 2.50% for 2010 and a 2.25% rate for 2011.

	Year Ended December 31,					
	2011 vs. 2010			2010 vs. 2009		
	Increase (Decrease) due to			Increase (Decrease) due to		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (1,385)	(3,177)	(4,562)	$ (620)	(212)	(832)
Securities available for sale, taxable	(2,086)	628	(1,458)	(2,229)	1,517	(712)
Securities available for sale, non-taxable	(406)	147	(259)	(192)	1,511	1,319
Securities held to maturity	---	---	---	---	(12)	(12)
Other interest-earning assets	19	---	19	---	(8)	(8)
Total interest-earning assets	(3,858)	(2,402)	(6,260)	(3,041)	2,796	(245)
Interest-bearing liabilities:						
Deposits	(2,763)	(414)	(3,177)	(4,584)	1,135	(3,449)
Borrowings	174	(828)	(654)	84	(701)	(617)
Total interest-bearing liabilities	(2,589)	(1,242)	(3,831)	(4,500)	434	(4,066)
Increase (decrease) in net interest income	$ (1,269)	(1,160)	(2,429)	$ 1,459	2,362	3,821

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on appropriate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involved the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative; in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors included the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrower's sensitivity to economic conditions throughout the southeast and particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of the loan portfolio, its methodology accordingly may change. In addition, it may report materially different amounts for the provision for loan losses in the statement of operations if management's assessment of the above factors changes in future periods. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein. Although management believes the levels of the allowance for loan losses as of both December 31, 2011 and 2010 were adequate to absorb inherent losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time. The Company also considers its policy on non-accrual loans as a critical accounting policy. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 91 days or more.

Comparison of Financial Condition at December 31, 2011 and December 31, 2010

For the twelve month period ended December 31, 2011, the Company's total assets decreased by $41.8 million, from $1.08 billion to $1.04 billion. The decline in assets was the result of management's decision to reduce FHLB borrowings and brokered deposit balances given the current lack of economically viable uses for these funds. The available for sale portfolio increased $26.1 million, from $357.7 million at December 31, 2010, to $383.8 million at December 31, 2011. At December 31, 2011, the Company's investment in Federal Home Loan Bank stock was carried at an amortized cost of $4.4 million. See Note 2 of Notes to Consolidated Financial Statements.

The Company's net loan portfolio declined by $43.8 million during the year ended December 31, 2011. Net loans totaled $600.2 and $556.4 at December 31, 2010, and December 31, 2011, respectively. The decline in the loan activity during the year ended December 31, 2011, was primarily the result of weak loan demand and limitations placed on the Company by its former regulator, Office of Thrift Supervision (OTS), on certain types of lending deemed most profitable to the Company as well as the implementation of more conservative loan underwriting standards. In 2011, economic activity remained subdued in the majority of the Company's markets. For the year ended December 31, 2011, the Company's tax equivalent average yield on loans was 5.83%, compared with 6.05% for the year ended December 31, 2010.

The allowance for loan losses totaled $11.3 million at December 31, 2011, an increase of approximately $1.5 million from the allowance for loan losses of $9.8 million at December 31, 2010. The ratio of the allowance for loan losses to total loans was 1.98% and 1.61% at December 31, 2011, and December 31, 2010, respectively. Also, at December 31, 2011, the Company's non-accrual loans were approximately $6.1 million or 1.08% of total loans, compared to $5.0 million, or 0.82% of total loans, at December 31, 2010. The Company's ratio of allowance for loan losses to non-accrual loans at December 31, 2011 and 2010 was 183.62% and 195.35%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

Net Income. The Company's net income available for common shareholders for the year ended December 31, 2011, was $1.9 million compared to $5.5 million for the year ended December 31, 2010. In 2011, net income available for common shareholders was adversely affected by a $2.0 million loss and related expenses on other real estate owned as well as a larger than anticipated level of provision for loan loss expense. In addition, the average balance and yields on interest bearing assets fell sharply.

Net Interest Income. Net interest income for the year ended December 31, 2011, was $27.8 million, compared to $30.2 million for the year ended December 31, 2010. The decrease in net interest income for the year ended December 31, 2011, was the result of Company's declining average balance of loans outstanding and the re-pricing of all assets to lower levels as interest rates remain at historically low levels. The Company's level of average interest bearing assets declined $24.0 million during 2011 and the average balance of loans receivable declined by $54.5 million. An increase in the average balance of investments insufficient to make up the difference in interest income as investment yields continue to decline.

For the year ended December 31, 2011, the Company's tax equivalent average yield on total interest-earning assets was 4.94% compared to 5.46% for the year ended December 31, 2010, and its average cost of interest-bearing liabilities was 2.11%, compared to 2.45% for the year ended December 31, 2010. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2011, was 2.83%, compared to 3.01% for the year ended December 31, 2010, and its tax equivalent net interest margin was 3.02% for the year ended December 31, 2011, compared to 3.19% for the year ended December 31, 2010.

Interest Income. Interest income declined $6.2 million from $52.4 million to $46.2 million, or 11.8% during the year ended December 31, 2011, compared to 2010. The decline in interest income was attributable to a decline in yields on assets as well as a sharp decline in the average balance of loans outstanding. The average balance on taxable securities available for sale increased $18.4 million, from $289.6 million for the year ended December 31, 2010, to $308.0 million for the year ended December 31, 2011. The average balance of non-taxable securities available for sale increased approximately $2.9 million, from $63.2 million for the year ended December 31, 2010, to $66.1 million for the year ended December 31, 2010.

Interest Expense. Interest expense declined to $18.4 million for the year ended December 31, 2011, compared to $22.2 million for 2010. The decline in interest expense was attributable to a decline in the average cost interest bearing deposits. The average cost of average interest-bearing deposits declined to 1.89% for the year ended December 31, 2011, from 2.28% for the year ended December 31, 2010. Over the same period, the average balance of interest bearing deposits declined from $762.4 million for the year ended December 31, 2010, to $753.2 million for the year ended December 31, 2011. The average balance of FHLB borrowings declined from $92.8 million for the year ended December 31, 2010, to $71.4 million for the year ended December 31, 2011. The average cost of FHLB borrowings increased from 3.55% for the year ended December 31, 2010, to 3.58% for the year ended December 31, 2011, due to the maturity of lower costing advances. The Company's recent practice is to allow FHLB advances to mature and not renew. The Company anticipates this practice to continue into 2012 with $5 million in advances set to mature as well as for monthly principal payments made on three outstanding advances.

Provision for Loan Losses. The Company determined that an additional $5.9 million and $6.0 million in provision for loan losses was required for the years ended December 31, 2011, and December 31, 2010, respectively. The increase in the Company's provision for loan loss expense is the result of both local and national economic conditions, including an increase in the unemployment rate in the communities served by the Company, higher levels of non-performing assets and lower appraised values for problem loans secured by real estate.

Non-Interest Income. Non-interest income declined by $900,000 for the year ended December 31, 2011, to $10.2 million, compared to $11.1 million for the year ended December 31, 2010. The decline in non-interest income is largely the result of a $600,000 decrease on gains taken on the sale of investments. For the year ended December 31, 2011, financial services income declined by approximately $80,000 and service charge income on deposit accounts declined by approximately $110,000. Non-interest income for the year ended December 31, 2011, included a $155,000 other than temporary impairment charge on two Private Label CMOs.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2011, was $28.7 million, compared to $26.2 million in 2010. The increase in non-interest expenses was largely the result of the Company's $1.7 million in losses on the sale of other real estate owned as compared to a $321,000 gain on the sale of other real estate loans in 2010. The Company incurred an additional $145,000 in losses on the disposal of equipment. For the year ended December 31, 2011, the Company's salaries and benefits expense increased by approximately $500,000 as compared to the year ended December 31, 2010, due to higher staffing levels. Excluding the losses and expenses incurred on other real estate owned and equipment disposal, total non-interest expenses increased by $346,000 in 2011 as compared to 2010, an increase of 2.17%.

Income Taxes. The effective tax rates for the years ended December 31, 2011, and December 31, 2010, was 14.2% and 28.6%, respectively. The Company's effective tax rate declined sharply due to lower levels of pre-tax income. In 2011, non-taxable income declined by approximately 8% as compared to 2010 while net income before taxes declined by approximately 62% during the same period.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

Net Income. The Company's net income available for common shareholders for the year ended December 31, 2010, was $5.5 million compared to $944,000 for the year ended December 31, 2009. In 2009, net income available for common shareholders was adversely affected by a $5.0 million goodwill impairment charge. The Company's provision expenses in both 2010 and 2009 are well in excess of our normally operating expectations and reflect the continued challenges in our local and national economies. Improved profitability in 2010 resulted from improved net interest margins and the lack of a goodwill impairment charge.

Net Interest Income. Net interest income for the year ended December 31, 2010, was $30.2 million, compared to $26.8 million for the year ended December 31, 2009. The increase in net interest income for the year ended December 31, 2010, was the result of Company's ability to re-price time deposits at lower rates due to the continued struggles in the economy. The Company's level of average interest bearing assets increased $56.4 million during 2010. However, the increase in average interest bearing assets was insufficient to offset the decline in yields, resulting in a slightly reduced level of interest income. For the year ended December 31, 2010, the Company's tax equivalent average yield on total interest-earning assets was 5.46% compared to 5.81% for the year ended December 31, 2009, and its average cost of interest-bearing liabilities was 2.45%, compared to 3.07% for the year ended December 31, 2009.

As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2010 was 3.01%, compared to 2.74% for the year ended December 31, 2009 and its tax equivalent net interest margin was 3.19% for the year ended December 31, 2010, compared to 2.97% for the year ended December 31, 2009.

Interest Income. Interest income declined $700,000 from $53.1 million to $52.4 million, or 1.3% during the year ended December 31, 2010 compared to 2009. The modest decline was attributable to a decline in yields on assets that was not fully offset by an increase in the volume of investments outstanding. The average balance on taxable securities available for sale increased $36.9 million, from $252.7 million for the year ended December 31, 2010, to $289.6 million for the year ended December 31, 2009. The average balance of non-taxable securities available for sale increased approximately $26.6 million, from $36.6 million for the year ended December 31, 2009, to $63.2 million for the year ended December 31, 2010. The Company did not carry time deposits or held to maturity securities in its portfolio at December 31, 2010.

Interest Expense. Interest expense declined to $22.2 million for the year ended December 31, 2010, compared to $26.3 million for 2009. The decline in interest expense was attributable to a decline in the average cost interest bearing deposits. The average cost of average interest-bearing deposits declined to 2.28% for the year ended December 31, 2010, from 2.98% for the year ended December 31, 2009. Over the same period, the average balance of interest bearing deposits increased from $698.4 million for the year ended December 31, 2009, to $762.4 million for the year ended December 31, 2010. The average balance of FHLB borrowings declined from $119.1 million for the year ended December 31, 2009 to $92.8 million for the year ended December 31, 2010. The average cost of FHLB borrowings increased from 3.42% for the year ended December 31, 2009, to 3.55% for the year ended December 31, 2010, due to the maturity of lower costing advances.

Provision for Loan Losses. The Company determined that an additional $6.0 million and $4.2 million in provision for loan losses was required for the years ended December 31, 2010, and December 31, 2009, respectively. The increase in the Company's provision for loan loss expense is the result of both local and national economic conditions, including an increase in the unemployment rate in the communities served by the Company, higher levels of non-performing assets and lower appraised values for problem loans secured by real estate.

Non-Interest Income. Non-interest income increased by $900,000 for the year ended December 31, 2010, to $11.1 million, compared to $10.2 million for the year ended December 31, 2009. The increase in non-interest income is largely the result of an $800,000 increase on gains taken on the sale of investments. For the year ended December 31, 2010, income from deposit accounts and financial services income were relatively unchanged as lower brokerage income was offset by higher mortgage origination income. Non-interest income for the year ended December 31, 2009, included a $200,000 other than temporary impairment charge on two Private Label CMOs.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2010, was $26.2 million, compared to $30.5 million in 2009. The decline was the result of the Company's $5.0 million goodwill impairment charge in 2009 and a net gain on the sale of real estate owned of approximately $300,000. For the year ended December 31, 2010, the Company's salaries and benefits expense increased by approximately $500,000 as compared to the year ended December 31, 2009, due to higher staffing levels and an increase in the cost of health insurance. Professional services expenses, data processing expenses and other expenses are the only additional non-interest expense items that increased by more than $200,000 in 2010 as compared to 2009.

Income Taxes. The effective tax rates for the years ended December 31, 2010, and December 31, 2009, was 28.6% and 16.7%, respectively. The Company's effective tax rate increased sharply due to higher levels of pre-tax income as the majority of the overall increase in the Company's net income for 2010 was the result of lower expenses and higher levels of net interest income.

Liquidity and Capital Resources

The Company's primary business is that of the Bank. Management believes dividends that may be paid from the Bank to the Company will provide sufficient funds for the Company's current and anticipated needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

Capital Resources. At December 31, 2011, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the OCC regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see Note 16 of Notes to Consolidated Financial Statements.

Liquidity. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At December 31, 2011, the Bank had outstanding advances of $63.3 million from the FHLB and $32.75 million of letters of credit issued by the FHLB to secure municipal deposits. The Bank can immediately borrow an additional $40.1 million from the FHLB and has the ability to pledge another $130.0 million in agency bonds to the FHLB for additional borrowing capacity. See Note 7 of Notes to Consolidated Financial Statements.

Subordinated Debentures Issuance. On September 25, 2003, the Company issued $10,310,000 of subordinated debentures in a private placement offering. The securities have a thirty-year maturity and are callable at the issuer's discretion on a quarterly basis beginning five years after issuance. The securities are priced at a variable rate equal to the three-month LIBOR (London Interbank Offering Rate) plus 3.10%. Interest is paid and the rate of interest may change on a quarterly basis. The Company's subsidiary, a federal chartered thrift supervised by the Office of Comptroller of the Currency "OCC" may recognize the proceeds of trust preferred securities as capital. OCC regulations provide that 25% of Tier I capital may consist of trust preferred proceeds. See Note 10 of Notes to Consolidated Financial Statements.

The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future. A portion of the Bank's liquidity consists of cash and cash equivalents. At December 31, 2011, cash and cash equivalents totaled $48.8 million. The level of these assets depends upon the Bank's operating, investing and financing activities during any given period.

Cash flows from operating activities for the years ended December 31, 2011, 2010 and 2009 were $11.2 million, $12.4 million, and $2.7 million, respectively.

Cash flows from investing activities were $26.9 million, ($41.0) million and ($57.0) million in 2011, 2010 and 2009, respectively. A principal use of cash in this area has been purchases of securities available for sale of $195.7 million partially offset by proceeds from sales, calls and maturities of securities of $179.8 million during 2011. At the same time, the investment of cash in loans was $19.9 million in 2009 while the loan portfolio provided cash of $24.7 million in 2010 and $34.2 million in 2011. Purchases of securities available for sale exceeded maturities and sales by $15.9 million in 2011, $68.9 million in 2010 and $37.8 million in 2009. There were no purchases of securities classified as held to maturity in 2010, 2009 and 2008.

At December 31, 2011, the Bank had $23.4 million in outstanding commitments to originate loans and unused lines of credit of $62.9 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and lines of credit commitments. The Bank has certificates of deposit maturing in one year or less of $234.5 million at December 31, 2011. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Stock Performance Comparison

The following graph, which was prepared by SNL Financial LC ("SNL"), shows the cumulative total return of the Common Stock of the Company since December 31, 2006, compared with the (1) NASDAQ Composite Index, comprised of all U.S. Companies quoted on NASDAQ, (2) the SNL Midwest Thrift Index, comprised of publically traded thrifts and thrift holding companies operating in the Midwestern United States. Cumulative total return on the Common Stock or the index equals the total increase in the value since December 31, 2006, assuming reinvestment of all dividends paid into the Common Stock or the index, respectively. The graph was prepared assuming that $100 was invested on December 31, 2006, in the Common Stock, the securities included in the indices. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

HopFed Bancorp, Inc.



Total Return Performance
125
100
75
50
25
Index Value
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
HopFed Bancorp, Inc.
NASDAQ COMPOSITE
SNL Midwest Thrift

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
HopFed Bancorp, Inc.	100.00	94.46	66.59	65.41	67.25	50.21
NASDAQ COMPOSITE	100.00	110.66	66.42	96.54	114.06	113.16
SNL Midwest Thrift	100.00	84.47	75.06	63.22	51.25	45.21

THIS PAGE LEFT INTENTIONALLY BLANK.

Consolidated Financial Statements

HopFed Bancorp, Inc.
and Subsidiaries

December 31, 2011, 2010 and 2009

THIS PAGE LEFT INTENTIONALLY BLANK.

RAYBURN, BATES & FITZGERALD, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 300
5200 MARYLAND WAY
BRENTWOOD, TENNESSEE 37027
www.rbfcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of HopFed Bancorp, Inc.
Hopkinsville, Kentucky

We have audited the accompanying consolidated balance sheets of HopFed Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HopFed Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Rayburn, Bates & Fitzgerald, PC

Brentwood, Tennessee
March 29, 2012

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2011 and 2010
(Dollars in Thousands)

Assets	2011	2010
Cash and due from banks	$44,389	54,042
Interest-earning deposits in Federal Home Loan Bank	4,371	6,942
Cash and cash equivalents	48,760	60,984
Federal Home Loan Bank stock, at cost (note 2)	4,428	4,378
Securities available for sale (notes 2, 7 and 8)	383,782	357,738
Loans receivable, net of allowance for loan losses of $11,262 at December 31, 2011, and $9,830 at December 31, 2010 (notes 3 and 7)	556,360	600,215
Accrued interest receivable	6,183	6,670
Real estate and other assets owned (note 14)	2,267	9,812
Bank owned life insurance	9,135	8,819
Premises and equipment, net (note 4)	23,431	24,289
Deferred tax assets (note 13)	1,132	3,788
Intangible asset (note 5)	519	810
Other assets	4,823	5,088
Total assets	$1,040,820	1,082,591
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits (note 6):		
Non-interest-bearing accounts	$79,550	69,139
Interest-bearing accounts		
NOW accounts	130,114	138,936
Savings and money market accounts	70,443	63,848
Other time deposits	519,988	555,006
Total deposits	800,095	826,929
Advances from Federal Home Loan Bank (note 7)	63,319	81,905
Repurchase agreements (note 8)	43,080	45,110
Subordinated debentures (note 10)	10,310	10,310
Advances from borrowers for taxes and insurance	153	239
Dividends payable	176	613
Accrued expenses and other liabilities	5,204	6,041
Total liabilities	922,337	971,147

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2011 and 2010
(Dollars in Thousands)

	2011	2010
Stockholders' equity (note 17):		
Preferred stock, par value $0.01 per share; authorized - 500,000 shares; 18,400 shares issued and outstanding with a liquidation preference of $18,400,000 at December 31, 2011 and December 31, 2010	$ ---	---
Common stock, par value $.01 per share; authorized 15,000,000 shares; 7,895,336 issued and 7,492,420 outstanding at December 31, 2011, and 7,737,879 issued and 7,334,963 outstanding at December 31, 2010	79	77
Common stock warrants	556	556
Additional paid-in-capital	75,967	74,920
Retained earnings-substantially restricted	39,591	39,994
Treasury stock (at cost, 402,916 shares at December 31, 2011 and December 31, 2010)	(5,076)	(5,076)
Accumulated other comprehensive income, net of taxes	7,366	973
Total stockholders' equity	118,483	111,444
Total liabilities and stockholders' equity	$1,040,820	1,082,591

Commitments and contingencies (notes 11 and 15)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years ended December 31, 2011, 2010 and 2009
(Dollars in Thousands)

	2011	2010	2009
Interest and dividend income:			
Loans receivable	$33,493	38,037	38,921
Securities available for sale	10,465	11,911	12,635
Securities held to maturity	---	---	12
Non-taxable securities available for sale	2,263	2,457	1,565
Interest-earning deposits	19	12	8
Total interest and dividend income	46,240	52,417	53,141
Interest expense:			
Deposits (note 6)	14,207	17,384	20,833
Advances from Federal Home loan Bank	2,557	3,292	4,070
Repurchase agreements	909	831	767
Subordinated debentures	742	739	642
Total interest expense	18,415	22,246	26,312
Net interest income	27,825	30,171	26,829
Provision for loan losses (note 3)	5,921	5,970	4,199
Net interest income after provision for loan losses	21,904	24,201	22,630
Non-interest income:			
Service charges	3,813	3,922	4,222
Merchant card income	768	698	612
Mortgage origination income	720	590	271
Realized gain from sale of securities available for sale, net (note 2)	2,897	3,504	2,715
Other than temporary impairment on investments (note 2)	(155)	---	(200)
Income from bank owned life insurance	316	344	481
Financial services commission	894	971	983
Other operating income	940	1,077	1,141
Total non-interest income	10,193	11,106	10,225

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income, Continued

For the Years ended December 31, 2011, 2010 and 2009
(Dollars in Thousands, Except Per Share Amounts)

	2011	2010	2009
Non-interest expenses:			
Salaries and benefits (note 12)	13,266	12,762	12,240
Occupancy expense (note 4)	3,269	3,158	3,074
Data processing expense	2,645	2,807	2,595
State deposit tax	627	640	619
Intangible amortization (note 5)	291	358	650
Goodwill impairment (note 5)	---	---	4,989
Professional services	1,372	1,225	1,002
Advertising expense	1,235	1,115	1,304
Postage and communications expense	549	557	616
Supplies expense	399	404	363
Deposit insurance and examination fees	2,021	2,107	2,026
Loss on sale of assets	145	---	---
Loss (gain) on sale of real estate owned	1,703	(321)	---
Expenses related to real estate owned	276	264	241
Other operating expenses	895	1,102	764
Total non-interest expense	28,693	26,178	30,483
Income before income tax expense	3,404	9,129	2,372
Income tax expense (note 13)	484	2,613	397
Net income	2,920	6,516	1,975
Less: Dividend on preferred shares	920	920	920
Accretion dividend on preferred shares	111	111	111
Net income available for common shareholders	$1,889	5,485	944
Earnings per share available to common stockholders (note 18):			
Basic	$0.25	0.96	0.25
Fully diluted	$0.25	0.96	0.25
Weighted average shares outstanding - basic	7,460,294	5,732,495 (1)	3,714,195(1)
Weighted average shares outstanding - diluted	7,460,294	5,732,495 (1)	3,714,195(1)

(1) Weighted average shares outstanding (basic and diluted) for 2009 adjusted to reflected 2% stock dividend paid to shareholders of record on September 30, 2010 and October 3, 2011. Weighted average shares outstanding (basic and diluted) for 2010 adjusted to reflected 2% stock dividend paid to shareholders of record on October 3, 2011.

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2011, 2010 and 2009
(Dollars in Thousands)

	2011	2010	2009
Net income	$2,920	6,516	1,975
Other comprehensive income, net of tax:			
Unrealized holding gain arising during the year, net of tax effect	8,443	431	3,553
Unrealized gain (loss) on derivatives, net of tax effect	(138)	(293)	351
Reclassification adjustment for gains included in net income, net of tax effect	(1,912)	(2,313)	(1,791)
Comprehensive income	$9,313	4,341	4,088

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2011, 2010 and 2009
(Dollars in Thousands, Except Per Share and Share Amounts)

	Common Shares	Preferred Shares	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance January 1, 2009	3,585,049	18,400	$41	556	44,193	38,954	(6,495)	1,035	78,284
Net income	---	---	---	---	---	1,975	---	---	1,975
Restricted stock awards	9,571	---	---	---	---	---	---	---	---
Net change in unrealized gains on securities available for sale, net of taxes of ($908)	---	---	---	---	---	---	---	1,762	1,762
Net change in unrealized gain on				---					
derivatives, net of taxes of ($181)	---	---	---	---	---	---	---	351	351
Preferred stock dividend of 5%	---	---	---	---	---	(851)	---	---	(851)
Common stock dividends ($0.48 per share)	---	---	---	---	---	(1,723)	---	---	(1,723)
Compensation expense, restricted stock awards	---	---	---	---	151	---	---	---	151
Accretion of preferred stock discount	---	---	---	---	111	(111)	---	---	---
Balance December 31, 2009	3,594,620	18,400	$41	556	44,455	38,244	(6,495)	3,148	79,949
Net income	---	---	---	---	---	6,516	---	---	6,516
Restricted stock awards	9,751	---	---	---	---	---	---	---	---
Net change in unrealized losses on securities available for sale, net of taxes of $969	---	---	---	---	---	---	---	(1,882)	(1,882)
Net change in unrealized losses				---					
on derivatives, net of taxes of $151	---	---	---	---	---	---	---	(293)	(293)
Preferred stock dividend of 5%	---	---	---	---	---	(920)	---	---	(920)
Common stock issuance at $8.55 share, net and includes 112,639 of treasury stock with an average cost of $12.60 share	3,583,334	---	35	---	28,917	---	1,419	---	30,371
Exercise of options, net	3,800	---	---	---	---	---	---	---	---
Stock dividend to common stockholders'	143,458	---	1	---	1,303	(1,304)	---	---	---
Cash dividend to common stockholders' ($0.40 per share)	---	---	---	---	---	(2,431)	---	---	(2,431)
Compensation expense, restricted stock awards	---	---	---	---	134	---	---	---	134
Accretion of preferred stock discount	---	---	---	---	111	(111)	---	---	---
Balance December 31, 2010	7,334,963	18,400	$77	556	74,920	39,994	(5,076)	973	111,444

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2011, 2010 and 2009 (Continued)
(Dollars in Thousands, Except Per Share and Share Amounts)

	Common Shares	Preferred Shares	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
Brought Forward, December 31, 2010	7,334,963	18,400	$77	556	74,920	39,994	(5,076)	973	111,444
Net Income	---	---	---	---	---	2,920	---	---	2,920
Restricted stock awards	10,972	---	1	---	(1)	---	---	---	---
Net change in unrealized gain on securities available for sale, net of taxes of ($3,364)	---	---	---	---	---	---	---	6,531	6,531
Net change in unrealized losses on derivatives, net of taxes of $71	---	---	---	---	---	---	---	(138)	(138)
Preferred stock dividend of 5%	---	---	---	---	---	(920)	---	---	(920)
Stock dividend to common stockholders'	146,485	---	1	---	819	(820)	---	---	---
Cash dividend to common stockholders' ($0.20 per share)	---	---	---	---	---	(1,472)	---	---	(1,472)
Compensation expense, restricted stock awards	---	---	---	---	118	---	---	---	118
Accretion of preferred stock discount	---	---	---	---	111	(111)	---	---	---
Balance December 31, 2011	7,492,420	18,400	$79	556	75,967	39,591	(5,076)	7,366	118,483

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2011, 2010 and 2009
(Dollars in Thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$2,920	6,516	1,975
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	5,921	5,970	4,199
Depreciation	1,569	1,586	1,548
Goodwill impairment	---	---	4,989
Amortization of intangible assets	291	358	650
Amortization of investment premiums and discounts, net	2,538	1,496	299
Other than temporary impairment charge on available for sale securities	155	---	200
Benefit for deferred income taxes	(637)	(210)	(2,809)
Compensation expense, restricted stock grants and options	118	134	151
Income from bank owned life insurance	(316)	(344)	(481)
Loss on sale or call of securities held to maturity	---	---	6
Gain on sale of securities available for sale	(2,897)	(3,504)	(2,715)
Gain on sales of loans	(720)	(590)	(271)
Loss on sale of premises and equipment	145	6	22
Proceeds from sales of loans	36,367	43,456	5,771
(Gain) loss on sale of foreclosed assets	1,703	(321)	241
Originations of loans sold	(35,647)	(42,866)	(5,500)
(Increase) decrease in:			
Accrued interest receivable	487	(893)	75
Other assets	265	2,261	(5,867)
Increase (decrease) in:			
Accrued expenses and other liabilities	(1,046)	(661)	(541)
Income taxes payable	---	---	716
Net cash provided by operating activities	11,216	12,394	2,658
Cash flows from investing activities:			
Proceeds from sales, calls and maturities of securities held to maturity	---	---	448
Proceeds from sales, calls and maturities of securities available for sale	179,795	221,875	148,883
Purchase of securities available for sale	(195,740)	(290,765)	(186,736)
Net (increase) decrease in loans	34,186	24,665	(19,857)
Purchase of Federal Home Loan Bank stock	(50)	(97)	(231)
Proceeds from sale of foreclosed assets	9,590	3,897	902
Purchase of premises and equipment	(856)	(553)	(455)
Net cash provided (used in) investing activities	26,925	(40,978)	(57,046)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the Years ended December 31, 2011, 2010 and 2009
(Dollars in Thousands)

	2011	2010	2009
Cash flows from financing activities:			
Net increase (decrease) in deposits	($26,834)	32,785	81,139
Increase (decrease) in advance payments by borrowers for taxes and insurance	(86)	3	26
Advances from Federal Home Loan Bank	30,000	39,000	66,895
Repayment of advances from Federal Home Loan Bank	(48,586)	(59,560)	(94,442)
Other advances	---	---	35,395
Repayment of other advances	---	---	(35,395)
Increase (decrease) in repurchase agreements	(2,030)	9,050	7,380
Sale of common stock	---	28,952	---
Sale of treasury stock	---	1,419	---
Dividends paid on preferred stock	(920)	(920)	(851)
Dividends paid on common stock	(1,909)	(2,272)	(1,723)
Net cash provided (used) in financing activities	(50,365)	48,457	58,424
Increase (decrease) in cash and cash equivalents	(12,224)	19,873	4,036
Cash and cash equivalents, beginning of period	60,984	41,111	37,075
Cash and cash equivalents, end of period	$48,760	$60,984	41,111
Supplemental disclosures of cash flow information:			
Interest paid	$9,589	11,826	14,424
Income taxes paid	$2,105	4,110	2,420
Supplemental disclosures of non-cash investing and financing activities:			
Loans charged off	$4,875	5,290	1,836
Foreclosures and in substance foreclosures of loans during year	$3,748	11,505	1,473
Net unrealized gains (losses) on investment securities classified as available for sale	$9,895	(2,851)	2,670
Increase (decrease) in deferred tax asset related to unrealized gain (losses) on investments	($3,364)	969	(908)
Dividends declared and payable	$176	613	454
Issue of unearned restricted stock	$87	92	93

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(1) Summary of Significant Accounting Policies:

Nature of Operations and Customer Concentration

HopFed Bancorp, Inc. (the Corporation) is a bank holding company incorporated in the state of Delaware. The Company's principal business activities are conducted through it's wholly-owned subsidiary, Heritage Bank (the Bank), which is a federally chartered savings bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices. The Bank's business activities are primarily limited to western Kentucky and middle and western Tennessee. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC).

As part of the enactment of the Dodd-Frank Financial Reform Act of 2010, the Corporation and Bank's former regulator, the Office of Thrift Supervision, was eliminated on July 21, 2011. The Bank is currently subject to comprehensive regulation, examination and supervision by the Office of Comptroller of the Currency (OCC) and the FDIC. Supervision of the Corporation is conducted by the Federal Reserve.

A substantial portion of the Bank's loans are secured by real estate in the western Kentucky and middle and west Tennessee markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate ability to collect on a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in local market conditions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly-owned subsidiaries Fall & Fall Insurance and Fort Webb, LLC. (collectively the Company) for all periods. Significant inter-company balances and transactions have been eliminated in consolidation.

Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

(1) Summary of Significant Accounting Policies: (Continued)

Accounting: (Continued)

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE) under accounting principles generally accepted in the United States. Voting interest entities are entities are entities in which the total equity investment is a risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decision about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIE's are entities in which it has all, or at least a majority of, the voting interest. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The subsidiary Fort Webb LLC is a VIE for which the Company is not the primary beneficiary. Accordingly, its accounts are not included in the Company's consolidated financial statements.

Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, amounts due on demand from banks, interest-earning deposits in the Federal Home Loan Bank and federal funds sold with maturities of three months or less.

Securities

The Company reports debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (i) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (ii) "available for sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. At the time of new security purchases, a determination is made as to the appropriate classification. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity, net of any tax effect. Cost of securities sold is recognized using the specific identification method. The Company does not classify any portion of its securities portfolio as held to maturity.

(1) Summary of Significant Accounting Policies: (Continued)

Securities: (Continued)

Interest income on securities is recognized as earned. The Company purchases many agency bonds at either a premium or discount to its par value. Premiums and discounts on agency bonds are amortized using the net interest method. For callable bonds purchased at a premium, the premium is amortized to the first call date. The Company has determined that callable bonds purchased at a premium have a high likelihood of being called, and the decision to amortize premiums to their first call is a more conservative method of recognizing income. For agency bonds purchased at a discount, the discount is accreted to the final maturity date. For callable bonds purchased at discount and called before maturity, the Company recognizes a gain on the sale of securities. The Company amortizes premiums and accretes discounts on mortgage back securities and collateralized mortgage obligations based on the securities three month average prepayment speed.

Other Than Temporary Impairment

A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount to fair value. To determine whether impairment is other-than-temporary, management considers whether the entity expects to recover the entire amortized cost basis of the security by reviewing the present value of the future cash flows associated with the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as a credit loss. If a credit loss is identified, management then considers whether it is more-likely-than-not that the Company will be required to sell the security prior to recovery. If management concludes that it is not more-likely-than-not that it will be required to sell the security, then the security is not other-than-temporarily impaired and the shortfall is recorded as a component of equity. If the security is determined to be other-than-temporarily impaired, the credit loss is recognized as a charge to earnings and a new cost basis for the security is established.

Restricted Stock

Other securities, such as Federal Home Loan Bank (FHLB) stock are recorded at cost, as it is not actively traded and are reviewed for impairment at least annually.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan cost. The Statement of Financial Accounting Standards ASC 310-20, *Nonrefundable Fees and Other Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,* requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The Company charges off loans after, in management's opinion, the collection of all or a large portion of the principal or interest is not collectable. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as non-accrual, when the loan is ninety days past due.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable (Continued)

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

The Company provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management's estimate of the adequacy of the allowance for loan loss can be classified as either a reserve for currently classified loans or estimates of future losses in the current loan portfolio.

Loans are considered to be impaired when, in management's judgment, principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower and adequacy of collateral to determine if a loan is impaired. Impaired loans and loans classified as temporary debt restructured may be classified as either substandard or doubtful and reserved for based on individual loans risk for loss. Loans not considered impaired may be classified as either special mention or watch and may be reserved for. Typically, unimpaired classified loans exhibit some form of weakness in either industry trends, collateral, or cash flow that result in a default risk greater than that of the Company's typical loan. All classified amounts include all unpaid interest and fees as well as the principal balance outstanding.

The measurement of impaired loans generally may be based on the present value of future cash flows discounted at the historical effective interest rate. However, the majority of the Company's problem loans become collateral dependent at the time they are judged to be impaired. Therefore, the measurement of impaired requires the Company to obtain a new appraisal to obtain the fair value of the collateral. The appraised value is then discounted to an estimated of the Company's net realizable value, reducing the appraised value by the amount of holding and selling costs. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a charge to income and a valuation allowance, which is included as a component of the allowance for loan losses.

For loans not individually classified, Management considers the Company's recent charge off history, the Company's current past due and non-accrual trends, banking industry trends and both local and national economic conditions when making an estimate as to the amount to reserve for losses. In today's economic climate, the Company must be mindful of its local economy and the current loan portfolio mix.

Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment.

(1) Summary of Significant Accounting Policies: (Continued)

Fixed Rate Mortgage Originations

The Company operates a mortgage division that originates mortgage loans in the name of assorted investors, including Federal Home Loan Mortgage Corporation (Freddie Mac). Originations for Freddie Mac are sold through the Bank while originations to other investors are sold directly to those investors. On a limited basis, loans sold to Freddie Mac may result in the Bank retaining loan servicing rights. In recent years, customers have chosen lower origination rates over having their loan locally serviced; thereby limiting the amount of new loans sold with servicing retained. At December 31, 2011, the Bank maintained a servicing portfolio of one to four family real estate loans of approximately $22.3 million. For the years ended December 31, 2011, and December 31, 2010, the Bank has reviewed the value of the servicing asset as well as the operational cost associated with servicing the portfolio. After this review, the Bank has determined that the values of its servicing rights are not material to the Company's consolidated financial statements.

Mortgage loans held for sale are generally delivered to secondary market investors under best efforts sales commitments entered into prior to the closing of the individual loan. Loan sales and related gains or losses are recognized at settlement. Loan fees earned for the servicing of secondary market loans are recognized as earned.

Real Estate and Other Assets Owned

Assets acquired through, or in lieu of, loan foreclosure or repossession carried at the lower of cost or fair value less selling expenses. Costs of improving the assets are capitalized, whereas costs relating to holding the property are expensed. Management conducts periodic valuations (no less than annually) and any adjustments to value are recognized in the current period's operations.

Brokered Deposits

The Company may choose to attract deposits from several sources, including using outside brokers to assist in obtaining time deposits using national distribution channels. Brokered deposits offer the Company an alternative to Federal Home Loan Bank advances and local retail time deposits.

Repurchase Agreements

The Company sells investments from its portfolio to business and municipal customers with a written agreement to repurchase those investments on the next business day. The repurchase product gives business customers the opportunity to earn income on liquid cash reserves. These funds are overnight borrowings of the Company secured by Company assets and are not FDIC insured. The Company has also entered into two long-term repurchase agreements with third parties as discussed in Note 8.

Revenue Recognition

Interest income on loans receivable is reported on the interest method. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired, placed in non-accrual status, or payments are past due more than 90 days. Interest earned as reported as income is reversed on any loans classified as non-accrual or past due more than 90 days. Interest may continue to accrue on loans over 90 days past due if they are well secured and in the process of collection.

(1) Summary of Significant Accounting Policies: (Continued)

Income Taxes

Income taxes are accounted for through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company files its federal income tax return on a consolidated basis with its subsidiaries. The Company files its Tennessee state income tax return on a consolidated basis. All taxes are accrued on a separate entity basis.

Operating Segments

The Company's continuing operations include one primary segment, retail banking. The retail banking segment involves the origination of commercial, residential and consumer loans as well as the collections of deposits in eighteen branch offices.

Premises and Equipment

Land, land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and land improvements are depreciated generally by the straight-line method, and furniture and equipment are depreciated under various methods over the estimated useful lives of the assets. The Company capitalizes interest expense on construction in process at a rate equal to the Company's cost of funds. The estimated useful lives used to compute depreciation are as follows:

Land improvements	5-15 years
Buildings	40 years
Furniture and equipment	5-15 years

Goodwill

It is the Company's policy to review goodwill annually to determine if impairment exist. On October 7, 2009, the Company determined that all goodwill outstanding at September 30, 2009, was impaired and therefore was charged off.

Intangible Assets

The intangible assets for insurance contracts and core deposits related to the Fulton acquisition of September 2002 was amortized using the straight-line method over the estimated period of benefit of seven years and was fully amortized in July of 2009. The core deposit intangible asset related to the middle Tennessee acquisition of June 2006 is amortized using the sum of the year's digits method over an estimated period of nine years. On an annual basis, the Company evaluates the recoverability of the intangible assets and takes into account events or circumstances that warrant a revised estimate of the useful lives or indicates that impairment exists.

(1) Summary of Significant Accounting Policies: (Continued)

Bank Owned Life Insurance

Bank owned life insurance policies (BOLI) are recorded at the cash surrender value or the amount to be realized upon current redemption. The realization of the redemption value is evaluated for each insuring entity that holds insurance contracts annually by management.

Advertising

The Company expenses the production cost of advertising as incurred.

Financial Instruments

The Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Derivative Instruments:

Under guidelines ASC 815, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are required to be carried at fair value on the consolidated balance sheets. ASC 815 provides special hedge accounting provisions, which permit the change in fair value of the hedge item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

A derivative instrument designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under ASC 815. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the consolidated balance sheet with corresponding offsets recorded in the consolidated balance sheet. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the income or expense recorded on the hedged asset or liability.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instrument has been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been, or will not continue to be highly effective as a hedge, hedged accounting is discontinued. ASC 815 basis adjustments recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases. There were no fair value hedging gains or losses, as a result of hedge ineffectiveness, recognized for the years ended December 31, 2011, 2010 and 2009.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments

In October of 2008, the Bank entered into an interest rate swap agreement for a term of seven years and an amount of $10 million. The Bank will pay a fixed rate of 7.27% for seven years and receive an amount equal to the three-month London Interbank Lending Rate (Libor) plus 3.10%. The interest rate swap is classified as a cash flow hedge by the Bank and will be tested quarterly for effectiveness. At December 31, 2011, the cost of the Bank to terminate the cash flow hedge is approximately $1,297,000.

The Bank, in the normal course of business, originates fixed rate mortgages that are sold to the Federal Home Loan Mortgage Corporation (Freddie Mac). Upon tentative underwriting approval by Freddie Mac, the Bank issues a best effort commitment to originate a fixed rate first mortgage under specific terms and conditions that the Bank intends to sell to Freddie Mac. The Bank no longer assumes a firm commitment to originate fixed rate loans, thus eliminating the risk of having to deliver loans they did not close or pay commitment fees to make Freddie Mac whole.

ASC 825, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. ASC 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following are the more significant methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values, because they mature within 90 days or less and do not present credit risk concerns.

Available-for-sale securities

Fair values for investment securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments provided by a third party pricing service. The Company reviews all securities in which the book value is greater than the market value for impairment that is other than temporary. For securities deemed to be other than temporarily impaired, the Company reduces the book value of the security to its market value by recognizing an impairment charge on its income statement.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments (Continued)

Loans Receivable

The fair values for loans receivable are estimated using discounted cash flow analysis which considers future re-pricing dates and estimated repayment dates, and further using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Letters of Credit

The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure.

Accrued Interest Receivable

Fair value is estimated to approximate the carrying amount because such amounts are expected to be received within 90 days or less and any credit concerns have been previously considered in the carrying value.

Repurchase Agreements

Overnight repurchase agreements have a fair value at book, given that they mature overnight. Longer maturity repurchase agreements are assigned a fair value of book given the limited nature of a secondary market.

Bank Owned Life Insurance

The fair value of bank owned life insurance is the cash surrender value of the policy less redemption charges. By surrendering the policy, the Company is also subject to federal income taxes on all earnings previously recognized.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments (Continued)

Deposits

The fair values disclosed for deposits with no stated maturity such as demand deposits, interest-bearing checking accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and other fixed maturity time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such type accounts to a schedule of aggregated contractual maturities on such time deposits.

Advances from the Federal Home Loan Bank (FHLB)

The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances could be obtained.

Restricted Stock

The fair value of restricted stock is recorded at cost as this is the contractual redemption amount subject to certain restrictions.

Subordinated debentures

The book value of subordinated debentures is cost. The subordinated debentures re-price quarterly at a rate equal to three month libor plus 3.10%.

Off-Balance-Sheet Instruments

Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

Dividend Restrictions

The Company is not permitted to pay a dividend to common shareholders if it fails to make a quarterly interest payment to the holders of the Company's subordinated debentures or fails to make a quarterly dividend payment on preferred shares owned by the United States Treasury Department. Furthermore, the Bank may be restricted in the payment of dividends to the Company by the Bank's primary regulator, the Office of Comptroller of the Currency (OCC). Any restrictions imposed by the OCC would effectively limit the Company's ability to pay a dividend to its common stockholders as discussed in note 17.

Earnings Per Share

Earnings per share (EPS) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding plus dilutive common stock equivalents (CSE). CSE consists of dilutive stock options granted through the Company's stock option plan. Restricted stock awards represent future compensation expense and are dilutive. Common stock equivalents which are considered anti-dilutive are not included for the purposes of this calculation.

(1) Summary of Significant Accounting Policies: (Continued)

Earnings Per Share (Continued):

Both EPS and diluted EPS are reduced by the amount of dividend payments on preferred stock and the accretion of the discount on the preferred stock. The effect of the Company's dividend payment on preferred stock and accretion of the preferred stock discount reduced the Company's earnings by $1.0 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, or $0.14 per share (basic and fully diluted) for the year ended December 31, 2011, $0.18 per share (basic and fully diluted) for the year ended December 31, 2010, and $0.28 per share (basic and fully diluted) for the year ended December 31, 2009.

Stock Compensation

The implementation of ASC 718, *Compensation – Stock Compensation,* had no effect on the Company's net income or earnings per share for the year ended December 31, 2011, 2010 and 2009, respectively.

The Company utilized the Black-Scholes valuation model to determine the fair value of stock options on the date of grant. The model derives the fair value of stock options based on certain assumptions related to the expected stock prices volatility, expected option life, risk-free rate of return and the dividend yield of the stock. The expected life of options granted is estimated based on historical employee exercise behavior. The risk free rate of return coincides with the expected life of the options and is based on the ten year Treasury note rate at the time the options are issued. The historical volatility levels of the Company's common stock are used to estimate the expected stock price volatility. The set dividend yield is used to estimate the expected dividend yield of the stock.

At December 31, 2011, the number of options outstanding and the weighted average exercise price of options have been adjusted for the 2% stock dividend paid to stockholders of record on September 30, 2010, and October 3, 2011.

Reclassifications

Certain items in prior financial statements have been reclassified to conform to the current presentation.

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 provides enhanced disclosures related to the credit quality of financing receivables and the allowance for credit losses, and provides that new and existing disclosures should be disaggregated based on how an entity develops its allowance for credit losses and how it manages credit exposures.

Under the provisions of ASU 2010-20, additional disclosures required for financing receivables include information regarding the aging of past due receivables, credit quality indicators, and modifications of financing receivables. The provisions of ASU 2010-20 were effective for periods ending after December 15, 2010, with the exception of the amendments to the roll-forward of the allowance for credit losses which are effective for periods beginning after December 15, 2010. Comparative disclosures are required only for periods ending subsequent to initial adoption. HopFed Bancorp adopted the provisions of ASU 2010-20 and has provided the required disclosures in the consolidated financial statements provided herein.

In 2010, the FASB issued ASU 2010-11, *Scope Exception Related to Embedded Credit Derivatives*. ASU 2010-11 amends ASC 815 to provide clarifying language regarding when embedded credit derivative features are not considered embedded derivatives subject to potential bifurcation and separate accounting. The provisions of ASU 2010-11 are effective for periods beginning after June 15, 2010, and require re-evaluation of certain preexisting contracts to determine whether the accounting for such contracts is consistent with the amended guidance in ASU 2010-11. If the fair value option is elected for an instrument upon adoption of the amendments to ASC 815, re-evaluation of such preexisting contracts is not required. The adoption of this standard did not impact the operating results of the Company.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income,* new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires presentation of reclassification adjustments on the face of the income statement. The effective date of this pronouncement is for financial statement periods beginning after December 15, 2011. The adoption of this standard will not have a material impact on the Company's consolidated financial statements of income, condition and cash flow.

ASU 2011-01 - *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* ("ASU 2011-01"). ASU 2011-01 temporarily delayed the effective date of the disclosures surrounding troubled debt restructurings in Update 2010-20 for public companies. The Financial Accounting Standards Board ("FASB") deliberated on what constitutes a troubled debt restructuring and coordinated that guidance with the effective date of the new disclosures, which are effective for interim and annual periods ending after June 15, 2011.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements (Continued)

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* The provisions of ASU 2011-02 provide additional guidance related to determining whether a creditor has granted a concession, including factors and examples for creditors to consider in evaluating when a credit restructuring results in a delay in payment that is insignificant, prohibits creditors from using the borrowers interest cost as a factor in determining whether the lender has granted a concession to the borrower, and added factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in ASU 2011-02 ends the FASB's deferral of additional disclosures about troubled debt restructuring as required by ASU 2010-20. The provisions of ASU 2011-02 are effective for the Company's reporting period ending September 30, 2011. The adoption of ASU 2011-02 did not have a material impact on the Company's consolidated financial statements of income, financial condition and cash flow.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States of America generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (Topic 820) – Fair Value Measurement (ASU 2011-04),* to provide consistent definition of the fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for reporting periods ending after March 30, 2012, and will be applied prospectively. The Company is currently evaluating the impact of ASU 2011-04.

In September 2011, the FASB issued ASU No. 2011-8, *Intangibles – Goodwill and other,* regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting until is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance is effective on January 1, 2012. The Company does not anticipate that the implementation of ASU 2011-8 will have a material impact on our consolidated financial statements of income, condition and cash flow.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(Table Amounts in Thousands)

(2) Securities:

Securities, which consist of debt and equity investments, have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their estimated fair values follow:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,428	--	--	4,428
Available for Sale:				
U.S. government and agency securities	$171,141	3,511	(65)	174,587
Tax free municipal bonds	60,432	4,623	---	65,055
Taxable municipal bonds	12,846	1,059	---	13,905
Trust preferred securities	2,000	---	(1,007)	993
Mortgage-backed securities:				
GNMA	30,427	1,413	(19)	31,821
FNMA	59,195	2,101	(1)	61,295
FHLMC	15,108	491	---	15,599
NON-AGENCY CMOs	2,012	7	(223)	1,796
AGENCY CMOs	18,163	568	---	18,731
	$371,324	13,773	(1,315)	383,782

(Table Amounts in Thousands)

(2) Securities: (Continued)

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,378	--	--	4,378
Available for Sale:				
U.S. government and agency securities	$163,365	2,921	(1,882)	164,404
Tax free municipal bonds	64,967	481	(1,055)	64,393
Taxable municipal bonds	17,037	105	(350)	16,792
Trust preferred securities	2,000	---	(723)	1,277
Mortgage-backed securities:				
GNMA	30,325	873	(184)	31,014
FNMA	27,324	1,247	(23)	28,548
FHLMC	19,059	413	(29)	19,443
NON-AGENCY CMOs	3,711	38	(205)	3,544
AGENCY CMOs	27,388	1,039	(104)	28,323
	$355,176	7,117	(4,555)	357,738

The scheduled maturities of debt securities available for sale at December 31, 2011, and December 31, 2010, were as follows:

2011	Amortized Cost	Estimated Fair Value
Due within one year	$ 461	464
Due in one to five years	6,844	6,929
Due in five to ten years	24,471	26,153
Due after ten years	72,460	75,804
	104,236	109,350
Amortizing agency bonds	142,183	145,190
Mortgage-backed securities	124,905	129,242
Total securities available for sale	$371,324	383,782

(Table Amounts in Thousands)

(2) Securities: (Continued)

2010	Amortized Cost	Estimated Fair Value
Due within one year	$ 778	773
Due in one to five years	6,699	6,772
Due in five to ten years	21,825	22,069
Due after ten years	88,180	86,836
	117,482	116,450
Amortizing agency bonds	129,887	130,416
Mortgage-backed securities	107,807	110,872
Total securities available for sale	$355,176	357,738

FHLB stock is an equity interest in the Federal Home Loan Bank. FHLB stock does not have a readily determinable fair value because ownership is restricted and a market is lacking. FHLB stock is classified as a restricted investment security, carried at cost and evaluated for impairment.

The estimated fair value and unrealized loss amounts of temporarily impaired investments as of December 31, 2011, are as follows:

	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Available for sale						
U.S. government and agency securities:						
Agency debt securities	$20,422	(54)	2,007	(11)	22,429	(65)
Taxable municipals	---	---	---	---	---	---
Tax free municipals	---	---	---	---	---	---
Trust preferred securities	---	---	993	(1,007)	993	(1,007)
Mortgage-backed securities:						
GNMA	1,925	(19)	---	---	1,925	(19)
FNMA	---	---	81	(1)	81	(1)
FHLMC	---	---	---	---	---	---
NON-AGENCY CMOs	---	---	1,494	(223)	1,494	(223)
AGENCY CMOs	---	---	---	---	---	---
Total Available for Sale	$22,347	(73)	4,575	(1,242)	26,922	(1,315)

(2) Securities: (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2011, the Company has nine securities with unrealized losses. With the exception of two bonds discussed below, Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity or for the foreseeable future and therefore no declines are deemed to be other than temporary.

The Company's most recent review for other than temporary impairment indicated that two private label CMO's were other than temporarily impaired due to adverse credit quality. As a result, the Company has reduced the book balance of two private label CMO's as follows:

CUSIP	Description	Current Par Value	Current Moody's Credit Rating	2011 Impairment Charge	2009 Impairment Charge	Total Impairment Charge
362290AC2	GSR 2007 TR-AR12	$984,098	CC	$65,500	$180,000	$245,500
12638PCQ0	CSMC 2007-3 4A15	$719,907	Caa3	$89,500	$ 20,000	$109,500

In June of 2008, the Company purchased $2 million par value of a private placement subordinated debenture issued by First Financial Services Corporation. The debenture is a thirty year security with a coupon rate of 8.00%. First Financial Services Corporation is a NASDAQ listed commercial bank holding company trading under the symbol FFKY and located in Elizabethtown, Kentucky. In October of 2010, FFKY informed the owners of its subordinated trust, including the Company, that it was deferring the dividend payments for up to five years as prescribed by the trust. FFKY has suffered significant asset quality issues that have resulted in negative earnings since 2009 and have negatively impacted FFKY's capital position.

Currently, FFKY is under a Consent Order issued jointly by the Kentucky State Department of Financial Institutions and the FDIC. The consent order requires FFKY to increase its Tier 1 Capital Ratio to 8% and its Total Risk Based Capital Ratio to 12.00%. At September 30, 2010, FFKY had not met the capital goals established by their regulators but remains "Adequately Capitalized" in accordance with FDIC guidelines.

(Table Amounts in Thousands)

(2) Securities: (Continued)

The Company continues to monitor all quarterly reports issued by both FFKY and its bank subsidiary to determine if the investment in the subordinated trust is other than temporarily impaired. At December 31, 2011, the Company has determined, based on the suspension of the dividend, that the investment is not other than temporarily impaired and has taken a $1.0 million reduction in other comprehensive income related to the lack of current cash flow from the debenture. The Company has further determined, based on the financial trends and capital position of FFKY and its bank subsidiary, that the Company's investment in the subordinated debenture is not permanently impaired at this time.

On February 9, 2012, FFKY announced the sale of four branch offices located in Indiana to a local financial institution. At December 31, 2011, the branches held approximately $117.2 million in deposits and $35.4 million in loans. FFKY anticipates realizing a net gain of approximately $3.4 million on this transaction based on the financial information at December 31, 2011. This transaction is projected to increase the Tier 1 Capital of FFKY to 6.75% from 5.87%. The transaction is expected to close in the third quarter of 2012. The Company will continue to monitor all available public information as well as maintain a dialogue with the management team of FFKY to ascertain the future business prospects of FFKY and the Company's investment.

During 2011, the Company sold investment securities classified as available for sale for proceeds of $115.2 million resulting in gross gains of $3.2 million and gross losses of $335,000. During 2010, the Company sold investment securities classified as available for sale for proceeds of $103.8 million resulting in gross gains of $3.5 million and gross losses of $30,000. During 2009, the Company sold investment securities classified as available-for-sale for proceeds of $80.5 million resulting in gross gains of $2.7 million and gross losses of $17,000.

As part of its normal course of business, the Bank holds significant balances of municipal and other deposits that require the Bank to pledge investment instruments as collateral. At December 31, 2011, the Bank pledged investments with a book value of $124.2 million and a market value of approximately $133.0 million to various municipal entities as required by law. The Bank has pledged various investments with a book value of $5.8 million and a market value of $6.0 million to the Federal Home Loan Bank of Cincinnati to provide for a higher level of available borrowings. In addition, the Bank has provided $32.8 million of letters of credit issued by the Federal Home Loan Bank of Cincinnati to collateralize municipal deposits. The collateral for these letters of credit are the Bank's one to four family loan portfolio, commercial real estate portfolio and its multi-family loan portfolio.

(Table Amounts in Thousands, Except Percentages)

(3) Loans Receivable, Net:
The components of loans receivable in the consolidated balance sheets as of December 31, 2011, and December 31, 2010, were as follows:

	12/31/2011 Amount	12/31/2011 Percent	12/31/2010 Amount	12/31/2010 Percent
Real estate loans:				
One-to-four family (closed end) first mortgages	$171,192	30.2%	$182,671	30.0%
Home equity lines of credit	38,694	6.8%	40,191	6.6%
Junior lien	6,209	1.1%	6,196	1.0%
Multi-family	33,739	5.9%	29,416	4.8%
Construction	11,931	2.1%	23,361	3.8%
Land	52,338	9.2%	60,063	9.9%
Non-residential real estate	183,485	32.3%	195,285	32.0%
Total mortgage loans	497,588	87.6%	537,183	88.1%
Consumer loans	15,110	2.7%	18,060	3.0%
Commercial loans	54,673	9.7%	54,439	8.9%
Total other loans	69,783	12.4%	72,499	11.9%
Total loans, gross	567,371	100.0%	609,682	100.0%
Deferred loan cost, net of income	251		363	
Less allowance for loan losses	11,262		9,830	
Total loans	$556,360		$600,215	

The Company's loan portfolio balance has declined in each of the last two years. The decline is the result of a combination of factors, including a weak economy, both locally and nationally. In 2010 and 2011, unemployment in the Company's market area ranged from 9% to 13%. The Company's MOU with its former regulator, the OTS, restricted the Company's ability to grow its owner occupied commercial real estate loan portfolio.

The Company's loan portfolio includes a significant amount of loans secured by raw land and commercial real estate. These loans have come under increased regulatory scrutiny due to the potential for higher levels of losses. At December 31, 2011, the performance of the Company's land and commercial real estate loans has been satisfactory.

In 2010, the credit quality of the Company's multi-family loan portfolio began to experience an increase in delinquency and losses as compared to other segments of the loan portfolio due to the deployment of the more than 10,000 army personnel from the 101st Airborne at Fort Campbell, Kentucky, to the Middle East, reducing the number of potential renters in the Company's largest market. In the first half of 2011, the deployed troops returned to Fort Campbell, thus creating a strong demand for multi-family real estate properties. This demand allowed the Company to sell a large portion of its other real estate owned.

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):

Loans serviced for the benefit of others totaled approximately $59.2 million, $56.3 million and $42.1 million at December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, approximately $22.3 million of the $59.2 million in loans serviced by the Company are serviced for the benefit of Freddie Mac. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow amounts, disbursing payments to investors and foreclosure processing. The servicing rights associated with these loans are not material to the Company's consolidated financial statements. Qualified one-to-four family first mortgage loans, non-residential real estate loans, multi-family loans and commercial real estate loans are pledged to the Federal Home Loan Bank of Cincinnati as discussed in note 7.

The Company originates most fixed rate loans for immediate sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors. Generally, the sale of such loans is arranged shortly after the loan application is tentatively approved through commitments.

The Company conducts annual reviews on all loan relationships above $1.0 million to ascertain the borrowers continued ability to service their debt as agreed. In addition to the credit relationships mentioned above, management may classify any credit relationship once it becomes aware of adverse credit trends for that customer. Typically, the annual review consists of updated financial statements for borrowers and any guarantors, a review of the borrower's credit history with the Company and other creditors, and current income tax information. As a result of this review, management will classify loans based on their credit risk. Additionally, the Company provides a risk grade for all loans past due more than sixty days. The Company uses the following risk definitions for risk grades:

Satisfactory loans of average strength having some deficiency or vulnerability to changing economic or industry conditions. These customers should have reasonable amount of capital and operating ratios. Secured loans may lack in margin or liquidity. Loans to individuals, perhaps supported in dollars of net worth, but with supporting assets may be difficult to liquidate.

Watch loans are acceptable credits: (1) that need continual monitoring, such as out-of territory or asset-based loans (since the Company does not have an asset-based lending department), or (2) with a marginal risk level to business concerns and individuals that; (a) have exhibited favorable performance in the past, though currently experiencing negative trends; (b) are in an industry that is experiencing volatility or is declining, and their performance is less than industry norms; and (c) are experiencing unfavorable trends in their financial position, such as one-time net losses or declines in asset values. These marginal borrowers may have early warning signs of problems such as occasional overdrafts and minor delinquency.

(3) Loans Receivable, Net (Continued):

If considered marginal, a loan would be a "watch" until financial data demonstrated improved performance or further deterioration to a "substandard" grade usually within a 12-month period. In the table on page 64, Watch loans are included with satisfactory loans and classified as Pass.

Other Loans Especially Mentioned are currently protected but are potentially weak. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a substandard classification. The credit risk may be relatively minor yet constitutes an unwarranted risk in light of the circumstances surrounding a specific loan. These credit weaknesses, if not checked or corrected, will weaken the loan or inadequately protect the Bank's credit position at some future date.

A **Substandard** loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. The loans are characterized by the higher degree of likelihood that the Company will sustain some loss if the deficiencies are not corrected. This does not imply ultimate loss of the principal, but may involve burdensome administrative expenses and the accompanying cost to carry the credit. Examples of substandard loans include those to borrowers with insufficient or negative cash flow, negative net worth coupled with inadequate guarantor support, inadequate working capital, and/or significantly past-due loans and overdrafts.

A loan classified **Doubtful** has all the weaknesses inherent in a substandard credit except that the weaknesses make collection or liquidation in full (on the basis of currently existing facts, conditions, and values) highly questionable and improbable. The possibility of loss is extremely high, but because of certain pending factors charge-off is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. The doubtful classification is applied to that portion of the credit in which the full collection of principal and interest is questionable.

A loan is considered to be impaired when management determines that it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. The value of individually impaired loans is measured based on the present value of expected payments using the fair value of the collateral if the loan is collateral dependent. Currently, it is management's practice to classify all substandard or doubtful loans as impaired.

(3) Loans Receivable, Net (Continued):

Loans by classification type and the related valuation allowance amounts at December 31, 2011, were as follows:

December 31, 2011	Pass	Special Mention	Impaired Loans Substandard	Impaired Loans Doubtful	Total	Specific Allowance for Impairment	Allowance for Performing loans
			(Dollars in Thousands)				
One-to-four family mortgages	$153,375	9,434	8,153	230	171,192	728	1,912
Home equity lines of credit	36,528	1,694	233	239	38,694	131	277
Junior lien	4,778	622	809	---	6,209	180	97
Multi-family	20,715	7,073	5,951	---	33,739	26	1,175
Construction	9,943	213	1,775	---	11,931	14	125
Land	17,570	24,714	9,055	999	52,338	924	408
Non-residential real estate	142,190	25,077	16,101	117	183,485	1,374	2,297
Consumer loans	14,399	268	423	20	15,110	80	182
Commercial loans	45,509	4,009	5,034	121	54,673	623	709
Total	$445,007	73,104	47,534	1,726	567,371	4,080	7,182

Loans by classification type and the related valuation allowance amounts at December 31, 2010, were as follows:

December 31, 2010	Pass	Special Mention	Impaired Loans Substandard	Impaired Loans Doubtful	Total	Specific Allowance for Impairment	Allowance for Performing loans
			(Dollars in Thousands)				
One-to-four family mortgages	$165,864	8,121	8,388	298	182,671	350	747
Home equity lines of credit	39,129	499	333	230	40,191	77	135
Junior lien	5,514	495	187	---	6,196	105	41
Multi-family	26,098	---	3,017	301	29,416	178	1,844
Construction	16,164	3,292	3,702	203	23,361	108	549
Land	29,858	16,930	13,275	---	60,063	588	277
Non-residential real estate	160,995	11,089	22,780	421	195,285	2,540	1,485
Consumer loans	17,488	205	367	---	18,060	85	23
Commercial loans	47,016	2,314	5,092	17	54,439	255	443
Total	$508,126	42,945	57,141	1,470	609,682	4,286	5,544

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):
Impaired loans by classification type and the related valuation allowance amounts at December 31, 2011, were as follows:

	At December 31, 2011			For the year ended December 31, 2011	
Impaired loans with no recorded allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$5,144	5,300	---	5,814	220
Home equity line of credit	181	181	---	312	5
Junior lien	469	469	---	287	14
Multi-family	5,059	5,059	---	2,797	242
Construction	1,589	1,589	---	1,437	63
Land	7,513	7,513	---	10,777	446
Non-residential real estate	9,458	11,530	---	10,410	312
Consumer loans	75	75	---	92	4
Commercial loans	480	584	---	2,244	33
Total	$29,968	32,300	---	34,170	1,339

	At December 31, 2011			For the year ended December 31, 2011	
Impaired loans with recorded allowance:	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$3,239	3,239	728	3,563	183
Home equity line of credit	291	291	131	399	13
Junior lien	340	340	180	703	16
Multi-family	892	892	26	1,962	15
Construction	186	186	14	1,222	11
Land	2,541	2,541	924	3,261	157
Non-residential real estate	6,760	6,760	1,374	10,833	360
Consumer loans	368	368	80	344	3
Commercial loans	4,675	4,675	623	2,671	27
Total	$19,292	19,292	4,080	24,958	785
Total impaired loans	$49,260	51,592	4,080	59,128	2,124

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):
Impaired loans by classification type and the related valuation allowance amounts at December 31, 2010, were as follows:

Impaired loans with no recorded allowance:	At December 31, 2010			For the year ended December 31, 2010	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$7,097	7,097	---	3,863	352
Home equity line of credit	419	419	---	207	15
Junior lien	-	-	---	156	10
Multi-family	1,456	1,456	---	389	31
Construction	1,238	1,238	---	1,480	38
Land	11,175	11,175	---	10,282	328
Non-residential real estate	13,194	13,194	---	10,242	808
Consumer loans	51	51	---	459	1
Commercial loans	4,576	4,576	---	1,721	73
Total	$39,206	39,206	---	28,799	1,656

Impaired loans with recorded allowance:	At December 31, 2010			For the year ended December 31, 2010	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$1,589	1,589	350	1,059	88
Home equity line of credit	144	144	77	156	6
Junior lien	187	187	105	75	5
Multi-family	1,862	1,862	178	6,828	18
Construction	2,667	2,667	108	1,202	176
Land	2,100	2,100	588	573	92
Non-residential real estate	10,007	10,007	2,540	3,537	720
Consumer loans	316	316	85	613	1
Commercial loans	533	533	255	353	34
Total	$19,405	19,405	4,286	14,396	1,140
Total impaired loans	$58,611	58,611	4,286	43,195	2,796

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009
(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):

The average recorded investment in impaired loans for the years ended December 31, 2011, 2010 and 2009 was $59.1 million, $43.2 million and $27.7 million, respectively. Interest income recognized on impaired loans for the years ended December 31, 2011 and December 31, 2010 was $2.1 million and $2.8 million, respectively. The following table provides a detail of the Company's activity in the allowance for loan loss account by loan type for the year ended December 31, 2011:

Year ended December 31, 2011	Balance 12/31/2010	Charge off 2011	Recovery 2011	General Provision 2011	Specific Provision 2011	Ending Balance 12/31/2011
One-to-four family mortgages	$1,097	(758)	139	1,687	475	2,640
Home equity line of credit	212	(123)	---	245	74	408
Junior liens	146	(27)	1	79	78	277
Multi-family	2,022	(89)	---	26	(758)	1,201
Construction	657	(353)	---	(91)	(74)	139
Land	865	(308)	30	353	392	1,332
Non-residential real estate	4,025	(2,645)	84	1,114	1,093	3,671
Consumer loans	108	(371)	112	425	(12)	262
Commercial loans	698	(201)	20	305	510	1,332
	$9,830	(4,875)	386	4,143	1,778	11,262

The following table provides a detail of the Company's activity in the allowance for loan loss account allocated by loan type for the year ended December 30, 2010:

Year ended December 31, 2010	Balance 12/31/2009	Charge off 2010	Recovery 2010	General Provision 2010	Specific Provision 2010	Ending Balance 12/31/2010
One-to-four family mortgages	$1,827	(403)	10	(418)	81	1,097
Home equity line of credit	245	(61)	1	9	18	212
Junior liens	137	---	5	(20)	24	146
Multi-family	1,344	(1,605)	85	299	1,899	2,022
Construction	514	(751)	---	392	502	657
Land	935	(265)	3	61	131	865
Non-residential real estate	2,295	(1,252)	---	1,695	1,287	4,025
Consumer loans	317	(472)	184	66	13	108
Commercial loans	1,237	(481)	11	(39)	(30)	698
	$8,851	(5,290)	299	2,045	3,925	9,830

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses account by management may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Non-accrual loans totaled $6.1 million and $5.0 million at December 31, 2011, and December 31, 2010, respectively. All non-accrual loans noted below are classified as either substandard or doubtful. Interest income foregone on such loans totaled $246,000 at December 31, 2011, $243,000 at December 31, 2010 and $679,000 at December 31, 2009, respectively. The Company is not committed to lend additional funds to borrowers whose loans have been placed on a non-accrual basis. There were no loans past due more than three months and still accruing interest as of December 31, 2011, December 31, 2010 and December 31, 2009. For the years ended December 31, 2011, and December 31, 2010, the components of the Company's balances of non-accrual loans are as follow:

	December 31,	
	2011	2010
One-to-four family (closed end) first mortgages	$2,074	1,559
Home equity lines of credit	134	103
Junior liens	101	---
Multi-family	---	301
Construction	---	1,541
Land	1,330	363
Non-residential real estate	2,231	1,043
Consumer loans	9	23
Commercial loans	254	97
Total non-performing loans	$6,133	5,030
Non-accrual loans to total loans ratio	1.08%	0.82%

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009
(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):
The table below presents past due balances at December 31, 2011, by loan classification allocated between performing and non-performing:

	Currently Performing	30 - 89 Days Past Due	Non-accrual Loans	Special Mention	Impaired Loans Currently Performing Substandard	Impaired Loans Currently Performing Doubtful	Total
			(Dollars in Thousands)				
One-to-four family mortgages	$153,375	628	2,074	9,163	5,722	230	171,192
Home equity line of credit	36,528	5	134	1,664	134	229	38,694
Junior liens	4,778	312	101	521	497	---	6,209
Multi-family	20,715	---	---	7,073	5,951	---	33,739
Construction	9,943	107	---	213	1,668	---	11,931
Land	17,570	237	1,330	24,714	7,488	999	52,338
Non-residential real estate	142,190	487	2,231	24,782	13,678	117	183,485
Consumer loans	14,399	28	9	268	386	20	15,110
Commercial loans	45,509	506	254	4,003	4,385	16	54,673
Total	$445,007	2,310	6,133	72,401	39,909	1,611	567,371

The table below presents past due balances at December 31, 2010, by loan classification allocated between performing and non-performing:

	Currently Performing	30 - 89 Days Past Due	Non-accrual Loans	Special Mention	Impaired Loans Currently Performing Substandard	Impaired Loans Currently Performing Doubful	Total
			(Dollars in Thousands)				
One-to-four family mortgages	$162,840	3,024	1,559	8,121	7,032	95	182,671
Home equity line of credit	39,087	42	103	499	260	200	40,191
Junior liens	5,514	---	---	495	187	---	6,196
Multi-family	25,852	246	301	---	2,716	301	29,416
Construction	15,351	813	1,541	3,292	2,364	---	23,361
Land	29,270	588	363	16,930	12,912	---	60,063
Non-residential real estate	156,997	3,998	1,043	11,089	21,737	421	195,285
Consumer loans	17,351	137	23	205	344	---	18,060
Commercial loans	46,676	340	97	2,314	4,995	17	54,439
Total	$498,938	9,188	5,030	42,945	52,547	1,034	609,682

(3) Loans Receivable, Net (Continued):

All loans listed as 30-89 days past due and non-accrual are not performing as agreed. Loans listed as special mention, substandard and doubtful are paying as agreed. However, the customer's financial statements may indicate weaknesses in their current cash flow, the customer's industry may be in decline due to current economic conditions, collateral values used to secure the loan may be declining, or the Company may be concerned about the customer's future business prospects.

On a periodic basis, the Company may modify the terms of certain loans. In evaluating whether a restructuring constitutes a troubled debt restructuring (TDR), Financial Accounting Standards Board has issued Accounting Standards Update 310 (ASU 310), *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* In evaluating whether a restructuring constitutes a TDR, the Bank must separately conclude that both of the following exist:

- The restructuring constitutes a concession
- The debtor is experiencing financial difficulties

ASU 310 provides the following guidance for the Bank's evaluation of whether it has granted a concession as follows:

1. If a debtor does not otherwise have access to funds at a market interest rate for debt with similar risk characteristics as the restructured debt, the restructured debt would be considered a below market rate, which may indicate that the Company may have granted a concession. In that circumstance, the Company should consider all aspects of the restructuring in determining whether it has granted a concession, the creditor must make a separate assessment about whether the debtor is experiencing financial difficulties to determine whether the restructuring constitutes a TDR.

2. A temporary or permanent increase in the interest rate on a loan as a result of a restructuring does not eliminate the possibility of the restructuring from being considered a concession if the new interest rate on the loan is below the market interest rate for loans of similar risk characteristics.

3. A restructuring that results in a delay in payment that is insignificant is not a concession. However, the Company must consider a variety of factors in assessing whether a restructuring resulting in a delay in payment is insignificant.

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):
Troubled Debt Restructurings (Continued)
A summary of the Company's loans classified as Troubled Debt Restructuring (TDR's) that are reported as performing and non-performing at December 31, 2011 and December 31, 2010 is below:

TDR by loan type:	2011	2010
One-to-four family mortgages	$2,521	4,013
Home equity line of credit	---	33
Junior lien	857	---
Multi-family	---	246
Construction	---	1,541
Land	941	512
Non-residential real estate	3,367	3,915
Consumer loans	33	69
Commercial loans	125	700
Total TDR	$7,844	11,029
Less:		
TDR in non-accrual status:		
One-to-four family mortgages	(1,410)	(1,181)
Home equity line of credit	---	---
Junior lien	(100)	---
Multi-family	---	---
Construction	---	(1,338)
Land	---	(512)
Non-residential real estate	(1)	---
Consumer loans	(1)	---
Commercial loans	(105)	---
Total performing TDR	$6,227	7,998

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued):

The Company originates loans to officers and directors and their affiliates at terms substantially identical to those available to other borrowers. Loans to officers and directors at December 31, 2011 and December 31, 2010, were approximately $10,917,000 and $11,641,000, respectively. At December 31, 2011, funds committed that were undisbursed to officers and directors approximated $677,000.

The following summarizes activity of loans to officers and directors and their affiliates for the years ended December 31, 2011, and December 31, 2010:

	2011	2010
Balance at beginning of period	$11,641	9,892
New loans	2,940	4,284
Principal repayments	(3,664)	(2,535)
Balance at end of period	$10,917	$11,641

(4) Premises and Equipment:

Components of premises and equipment included in the consolidated balance sheets as of December 31, 2011 and December 31, 2010, consisted of the following:

	2011	2010
Land	$5,560	5,560
Land improvements	558	504
Buildings	20,206	20,170
Furniture and equipment	6,765	6,257
	33,089	32,491
Less accumulated depreciation	9,658	8,202
Premises and equipment, net	$23,431	24,289

Depreciation expense was approximately $1,569,000, $1,586,000 and $1,548,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

(Table Amounts in Thousands)

(5) Intangible Assets:

Goodwill is tested for impairment on an annual basis and as events or circumstances change that would more likely than not reduce fair value below its carrying amount. In 2009, the Company determined that its goodwill was other than temporarily impaired. As a result, the Company incurred a goodwill impairment charge of $4,989,000 that was effective September 30, 2009.

The amount of other intangible assets and the changes in the carrying amounts of other intangible assets for the years ended December 31, 2011, December 31, 2010 and December 31, 2009:

	Core Deposits Intangible
Balance, December 31, 2008	$1,818
Amortization	(650)
Balance December 31, 2009	1,168
Amortization	(358)
Balance December 31, 2010	810
Amortization	(291)
Balance, December 31, 2011	$519

The estimated amortization expense for intangible assets for the subsequent years at December 31, 2011, is as follows:

Year Ending	Core Deposit Intangible
2012	$227
2013	162
2014	97
2015	33
Total	$519

(Table Amounts in Thousands)

(6) Deposits:
At December 31, 2011, the scheduled maturities of other time deposits were as follows:

Year Ending:	
2012	$234,515
2013	126,870
2014	50,626
2015	31,407
2016 and thereafter	76,570
	$519,988

The amount of other time deposits with a minimum denomination of $100,000 was approximately $272.5 million and $289.1 million at December 31, 2011, and December 31, 2010, respectively. At December 31, 2011, directors, members of senior management and their affiliates had deposits in the Bank of approximately $1.9 million.

Interest expense on deposits for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 is summarized as follows:

	2011	2010	2009
Demand and NOW accounts	$1,435	1,553	1,450
Money market accounts	108	113	59
Savings	114	130	120
Other time deposits	12,550	15,588	19,204
	$14,207	17,384	20,833

The Bank maintains clearing arrangements for its demand, NOW and money market accounts with BBVA Compass Bank. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At December 31, 2011, average daily clearings were approximately $5.7 million.

At December 31, 2011, the Company had approximately $358,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. At December 31, 2010, the Company had approximately $307,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. At December 31, 2011, and December 31, 2010, the Company had deposits classified as brokered deposits totaling $56.3 million and $75.7 million, respectively. At December 31, 2011 and December 31, 2010, the Company had CDARS deposits totaling $2.1 million and $15.7 million, respectively.

(Table Amounts in Thousands, Except Percentages)

(7) Advances from Federal Home Loan Bank:
Federal Home Loan Bank advances are summarized as follows:

	December 31,			
	2011		2010	
Types of Advances	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate	$63,319	3.64%	$81,905	3.75%

Scheduled maturities of FHLB advances as of December 31, 2011 are as follows:

Years Ending December 31,	Fixed Rate	Average Cost
2012	$5,000	1.82%
2013	6,950	2.59%
2014	5,728	3.16%
2015	---	---
2016	4,000	5.34%
Thereafter	41,641	3.93%
Total	$63,319	3.64%

The Bank has an approved line of credit of $30.0 million at the FHLB of Cincinnati, which is secured by a blanket agreement to maintain residential first mortgage loans and non-residential real estate loans with a principal value of 125% of the outstanding advances and has a variable interest rate. At December 31, 2011, the Bank has immediate access to $40.1 million of credit at the FHLB. All borrowings with the FHLB are secured under a blanket agreement using the Bank's portfolio of 1-4 family home loans and non-residential real estate loans as collateral. In addition, the Bank has pledged investments with a book value of $5.8 million and a market value of $6.0 million. The Bank has an $8 million unsecured line of credit with BVA Compass Bank of Birmingham, Alabama. The Company's overnight lines of credit with both the Federal Home Loan Bank of Cincinnati and Compass Bank had a zero balance at December 31, 2011.

At December 31, 2011, the Bank pledged investment securities with a book balance of $124.2 million and a market value of $133.0 million to various municipalities. In addition to the pledged securities, the Bank has issued $32.75 million in letters of credit issued by the Federal Home Loan Bank of Cincinnati as collateral for select municipality deposits.

(Table Amounts in Thousands, Except Percentages)

(8) Repurchase Agreements:

In 2006, the Company enhanced its cash management product line to include an automated sweep of excess funds from checking accounts to repurchase accounts, allowing interest to be paid on excess funds remaining in checking accounts of business and municipal customers. Repurchase balances are overnight borrowings from customers and are not FDIC insured. In addition, the Company has entered into two long term repurchase agreements with third parties.

At December 31, 2011, the Company provided investment securities with a market value and book value of $45.9 million as collateral for repurchase agreements. The maximum repurchase balances outstanding during the twelve month periods ending December 31, 2011, and December 31, 2010, was $46.7 million and $56.9 million, respectively.

At December 31, 2011, and December 31, 2010, the respective cost and maturities of the Company's repurchase agreements are as follows:

2011

Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	$10,000	4.28%	9/05/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	27,080	0.88%		Overnight
Total	$43,080	2.15%		

2010

Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	$10,000	4.28%	9/05/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	29,110	0.44%		Overnight
Total	$45,110	1.81%		

(9) Fair Value Measurement:

ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy which requires an entity to maximize the use of observable input and minimize the use of unobservable inputs when measuring fair value. Although ASC 820 provides for fair value accounting, the Company did not elect the fair value option for any financial instrument not presently required to be accounted for at fair value.

HopFed Bancorp has developed a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market based or based on third party market data, including interest rate yield curves, option volatilities and other third party information. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financials instruments could result in a different estimate of fair value at the reporting date.

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

- Level 1 is for assets and liabilities that management has obtained quoted prices (unadjusted for transaction cost) or identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

- Level 2 is for assets and liabilities in which significant unobservable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 is for assets and liabilities in which significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value of securities available for sale are determined by a matrix pricing, which is a mathematical technique what is widely used in the industry to value debt securities without relying exclusively on quoted prices for the individual securities in the Company's portfolio but relying on the securities relationship to other benchmark quoted securities. Impaired loans are valued at the net present value of expected payments and considering the fair value of any assigned collateral.

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
The fair value of bank owned life insurance is determined by reducing the annual stated dividend payments of each insurance company by the annual cost of life insurance provided. The Company has certain liabilities carried at fair value including interest rate swap agreements. The fair value of these liabilities is based on information obtained from a third party bank and is reflected within level 2 of the valuation hierarchy.

The Company determines the fair value of impaired loans and other real estate owned by obtaining an appraisal on an annual basis on all properties. Management reduces the appraised values by the estimated cost to carry and sell the properties.

Assets and Liabilities Measured on a Recurring Basis

The assets and liabilities measured at fair value on a recurring basis are summarized below:

December 31, 2011 Description	Total carrying value in the consolidated balance sheet at December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available for sale securities	$383,782	---	382,789	993
Bank owned life insurance	9,135	---	9,135	---
Liabilities				
Interest rate swap	1,297	---	1,297	---

December 31, 2010 Description	Total carrying value in the consolidated balance sheet at December 31, 2010	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available for sale securities	$357,738	---	356,461	1,277
Bank owned life insurance	8,819	---	8,819	---
Liabilities				
Interest rate swap	1,088	---	1,088	---

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)

The assets and liabilities measured at fair value on a non-recurring basis are summarized below:

December 31, 2011 Description	Total carrying value in the consolidated balance sheet at December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$2,258	---	---	2,258
Other assets owned	9	---	---	9
Impaired loans, net of reserve of $4,080	45,180	---	---	45,180

December 31, 2010 Description	Total carrying value in the consolidated balance sheet at 12/31/2010	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$9,806	---	---	9,806
Other assets owned	6	---	---	6
Impaired loans, net of reserve of $4,286	54,325	---	---	54,325

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
Change in level 3 fair value measurements

The table below includes a roll-forward of the balance sheet items for the years ended December 31, 2011 and 2010, (including the change in fair value) for assets and liabilities classified by HopFed Bancorp, Inc. within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	Year ended December 31,			
	2011		2010	
	Other Assets	Other Liabilities	Other Assets	Other Liabilities
Fair value, December 31,	$1,277	---	$1,426	---
Change in unrealized gains (losses) included in other comprehensive income for assets and liabilities still held at December 31,	(284)	---	(149)	---
Purchases, issuances and settlements, net	---	---	---	---
Transfers in and/or out of Level 3	---	---	---	---
Fair value, December 31,	$993	---	$1,277	---

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
The estimated fair values of financial instruments were as follows at December 31, 2011:

	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$44,389	44,389
Interest-earning deposits in the Federal Home Loan Bank	4,371	4,371
Federal Home Loan Bank stock	4,428	4,428
Securities available for sale	383,782	383,782
Loans receivable	556,360	585,734
Accrued interest receivable	6,183	6,183
Bank owned life insurance	9,135	9,135
Financial liabilities:		
Deposits	800,095	811,415
Advances from Federal Home Loan Bank	63,319	69,206
Repurchase agreements	43,080	44,969
Subordinated debentures	10,310	10,099
Advances from borrowers for taxes and insurance	153	153
Market value of interest rate swap	1,297	1,297
Accrued interest payable	3,907	3,907
Off-balance-sheet liabilities:		
Commitments to extend credit	--	--
Commercial letters of credit	--	--

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009
(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
The estimated fair values of financial instruments were as follows at December 31, 2010:

	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$54,042	54,042
Interest-earning deposits in the Federal Home Loan Bank	6,942	6,942
Federal Home Loan Bank stock	4,378	4,378
Securities available for sale	357,738	357,738
Loans receivable	600,215	612,694
Accrued interest receivable	6,670	6,670
Bank owned life insurance	8,819	8,819
Financial liabilities:		
Deposits	826,929	835,465
Advances from Federal Home Loan Bank	81,905	85,209
Repurchase agreements	45,110	46,273
Subordinated debentures	10,310	10,092
Advances from borrowers for taxes and insurance	239	239
Market value of interest rate swap	1,088	1,088
Accrued interest payable	5,566	5,566
Off-balance-sheet liabilities:		
Commitments to extend credit	--	--
Commercial letters of credit	--	--

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
Non-Financial Assets and Non-Financial Liabilities:

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. Non-financial assets measured at fair value on a non-recurring basis during the reported periods include certain foreclosed assets which, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were re-measured at fair value through a write-down included in other non-interest expense. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the reported periods, all fair value measurements for foreclosed assets utilized Level 2 inputs.

The following table presents foreclosed assets that were re-measured and reported at fair value:

	2011	2010	2009
Beginning balance	$9,812	1,883	875
Foreclosed assets measured at initial recognition:			
Carrying value of foreclosed assets prior to acquisition	4,591	15,848	2,614
Charge-offs recognized in the allowance for loan loss	(843)	(4,343)	(704)
Proceeds from sale of foreclosed assets	(9,590)	(3,897)	(902)
Gains (losses) on REO included in non-interest expense	(1,703)	321	---
Fair value	$2,267	9,812	1,883

(10) Subordinated Debentures:

On September 25, 2003, the Company formed HopFed Capital Trust I (the Trust). The Trust is a statutory trust formed under the laws of the state of Delaware. In September 2003, the Trust issued variable rate capital securities with an aggregate liquidation amount of $10,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued floating rate junior subordinated debentures aggregating $10,310,000 to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.10% adjusted quarterly (3.58% at December 31, 2011). These junior subordinated debentures mature in 2033, at which time the capital securities must be redeemed. The junior subordinated debentures and capital securities became redeemable contemporaneously, in whole or in part, beginning October 8, 2008 at a redemption price of $1,000 per capital security.

The Company has provided a full-irrevocable and unconditional guarantee on a subordinated basis of the obligations of the Trust under the capital securities in the event of the occurrence of an event of default, as defined in such guarantee.

(11) Concentrations of Credit Risk:

Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky and middle and western Tennessee. One-to-four family residential and non residential real estate collateralize the majority of the loans. The Bank requires collateral for the majority of loans.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. In October of 2008, the FDIC increased its deposit coverage on all accounts to $250,000. In addition, financial institutions could choose to pay a higher premium to have all non-interest demand deposit balances insured. Compass Bank of Birmingham, Alabama, the Heritage Bank correspondent banker, elected to accept this additional coverage. Therefore, uninsured deposits are limited to those balances transferred to an overnight federal funds account. During 2011 and 2010, Heritage Bank chose not to transfer balances to an overnight federal funds account.

At December 31, 2011, all cash and cash equivalents are deposited with either Compass Bank, the Federal Reserve Bank or the Federal Home Loan Bank of Cincinnati (FHLB). Compass Bank is a participant in the FDIC's TALC program that provides 100% insurance for all funds in non-interest bearing accounts. All funds deposited into Compass Bank are placed in non-interest bearing accounts and are fully insured by the FDIC. All deposits at the FHLB are liabilities of the individual bank and are not federally insured. The FHLB is a government sponsored enterprise (GSE) and has the second highest rating available by all rating agencies. At December 31, 2011, total FHLB deposits were approximately $4.4 million, none of which is insured by the FDIC.

(12) Employee Benefit Plans:
Stock Option Plan
The following is a summary of stock options outstanding at December 31, 2011:

Exercise Price	Weighted Average Remaining Life (Years)	Outstanding Options	Options Exercisable
$11.85	0.7	10,404	10,404
16.77	2.4	20,808	20,808
$15.06	1.8	31,212	31,212

The total amount of options outstanding and the exercise price of options were adjusted to reflect a 2% stock dividend paid to stockholders' of record on September 30, 2010, and October 3, 2011.

On February 24, 1999, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 1999 Stock Option Plan (Option Plan), which was subsequently approved at the 1999 Annual Meeting of Stockholders. Under the Option Plan, the Option Committee has discretionary authority to grant stock options and stock appreciation rights to such employees, directors and advisory directors, as the committee shall designate. The Option Plan reserved 403,360 shares of common stock for issuance upon the exercise of options or stock appreciation rights. At December 31, 2011, the Company can no longer issue options under this option plan. The remaining 31,212 options are fully vested and outstanding until their maturity date.

On May 31, 2000, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the option committee has discretionary authority to grant stock options to such employees as the committee shall designate. The 2000 Option Plan reserves 40,000 shares of common stock for issuance upon the exercise of options. The Company will receive the exercise price for shares of common stock issued to 2000 Option Plan participants upon the exercise of their option. The Board of Directors has granted options to purchase 40,000 shares of common stock under the 2000 Option Plan at an exercise price of $10.00 per share, which was the fair market value on the date of the grant. At December 31, 2011, all options having been granted under the 2000 Option Plan have been exercised.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(12) Employee Benefit Plans: (Continued)
Stock Option Plan (Continued)
The following summary represents the activity under the stock option plans:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 2008	263,752	$15.41
Granted	---	---
Exercised	---	---
Forfeited	(153,752)	17.42
Options outstanding, December 2009	110,000	12.61
Granted	---	
Exercised	(30,000)	10.00
Forfeited	---	---
Adjusted for 2% stock dividend	1,600	---
Options outstanding, December 2010	81,600	13.32
Granted	---	---
Exercised	---	---
Forfeited	(51,000)	12.10
Adjusted for 2% stock dividend	612	---
Options outstanding, December 2011	31,212	$15.06

Stock options vest and become exercisable annually over a four-year period from the date of the grant. All options are fully vested.

The fair value at the grant date of the vested options outstanding at December 31, 2011, is $138,000 for options issued under the 1999 plan.

At December 31, 2011, the strike price for all outstanding options exceeds the current trading price of the Company's common stock.

(12) Employee Benefit Plans: (Continued)

2004 HopFed Bancorp Long Term Incentive Plan

On February 18, 2004, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan (the Plan), which was subsequently approved at the 2004 Annual Meeting of Stockholders. Under the Plan, the Compensation Committee has discretionary authority to grant up to 200,000 shares in the form of restricted stock grants, options, and stock appreciation rights to such employees, directors and advisory directors as the committee shall designate. The grants vest in equal installments over a four-year period. Grants may vest immediately upon specific events, including a change of control of the Company, death or disability of award recipient, and termination of employment of the recipient by the Company without cause.

Awards are recognized as an expense to the Company in accordance with the vesting schedule. Awards in which the vesting is accelerated must be recognized as an expense immediately. Awards are valued at the closing stock price on the day the award is granted. For the year ended December 31, 2011, the Compensation Committee granted 10,972 shares of restricted stock with a market value of $87,000. For the year ended December 31, 2010, the Compensation Committee granted 9,751 shares of restricted stock with a market value of $92,000. For the year ended December 31, 2009, the Compensation Committee granted a total of 9,571 shares with a market value of $92,600. The Company recognized $118,000, $134,000, and $151,000 in compensation expense in 2011, 2010 and 2009, respectively.

The remaining compensation expense to be recognized at December 31, 2011 is as follows:

Year Ending December 31,	Approximate Future Compensation Expense
(Dollars in thousands)	
2012	$ 88
2013	55
2014	27
2015	9

The Compensation Committee may make additional awards of restricted stock, thereby increasing the future expense related to this plan. The early vesting of restricted stock awards due to factors outlined in the award agreement may accelerate future compensation expenses related to the plan. However, the total amount of future compensation expense would not change as a result of an accelerated vesting of shares. At December 31, 2011, the Company has 117,957 restricted shares available from the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan that may be awarded.

(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)

Stock Options

At December 31, 2011, the Company's ability to issue additional options under the 1999 Stock Option Plan has expired. Additional stock option information at December 31, 2011, includes:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value
Exercisable and outstanding, December 31, 2011	31,212	$15.06	1.8 years	$ ---

401(K) Plan

During 2002, the Company initiated a 401(k) retirement program. The 401(k) plan is available to all employees who meet minimum eligibility requirements. Participants may generally contribute up to 15% of earnings, and in addition, management will match employee contributions up to 4%. In addition, the Company has chosen to provide all eligible employees an additional 4% of compensation without regards to the amount of the employee contribution. Expense related to Company contributions amounted to $532,000, $611,000, and $617,000 in 2011, 2010 and 2009, respectively. The reduction in expense related to the 401K program in 2011 was the offset of approximately $100,000 in Company contributions forfeited by employees who are no longer employed at the bank and have not met the full vesting requirements of the plan.

Deferred Compensation Plan

During the third quarter of 2002, the Company purchased assets and assumed the liabilities relating to a nonqualified deferred compensation plan for certain employees of the Fulton division. The Company owns single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the benefits accrued for each participant will be distributed to the participant in equal installments for 15 years. The expense recognized by the Company for 2010 and 2009 amounted to $19,000 annually. The plan is now fully funded and no additional expenses will be recognized. The Deferred Compensation Plan also provides the participant with life insurance coverage, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The original face value of all deferred compensation contracts was approximately $668,000. At December 31, 2011, the accrued value of all deferred compensation contacts is approximately $379,000. The Company is currently making cash remittances of approximately $29,000 per year on deferred compensation contracts.

(Table Amounts in Thousands, Except Percentages)

(13) Income Taxes:

The provision for income tax expense (benefit) for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	2011	2010	2009
Current			
Federal	$ 1,011	2,613	2,976
State	110	210	230
	1,121	2,823	3,206
Deferred			
Federal	(637)	(210)	(2,809)
State	---	---	---
	(637)	(210)	(2,809)
	$ 484	2,613	397

Total income tax expense for the years ended December 31, 2011, 2010, and 2009 differed from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes as follows:

	2011	2010	2009
Expected federal income tax expense at statutory tax rate	$1,157	3,104	806
Effect of nontaxable interest income	(547)	(695)	(444)
Effect of nontaxable bank owned life insurance income	(107)	(117)	(120)
Effect of QSCAB credit	(220)	---	---
State taxes on income, net of federal benefit	73	139	152
Other	---	84	---
Non deductible expenses	128	98	3
Total income tax expense	$484	2,613	397
Effective rate	14.2%	28.6%	16.7%

(Table Amounts in Thousands, Except Percentages)

(13) Income Taxes: (Continued)

The components of deferred taxes as of December 31, 2011, and December 31, 2010, are summarized as follows:

	2011	2010
Deferred tax assets:		
Allowance for loan loss	$3,829	3,342
Accrued expenses	679	327
Intangible amortization	1,534	1,661
	6,042	5,330
Deferred tax liabilities:		
FHLB stock dividends	(787)	(787)
Unrealized gain on securities available for sale	(3,794)	(501)
Depreciation and amortization	(244)	(213)
Unearned loan cost and fees, net	(85)	(41)
	(4,910)	(1,542)
Net deferred tax asset	$1,132	3,788

The Small Business Protection Act of 1996, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. Thrifts such as the Bank may now only use the same tax bad debt reserve method that is allowed for commercial banks. A thrift with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method).

The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under the 1996 law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at December 31, 2011 and 2010 includes approximately $4,027,000 which represents such bad debt deductions for which no deferred income taxes have been provided.

No valuation allowance for deferred tax assets was recorded at December 31, 2011 and 2010 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years. There were not unrecognized tax benefits during any of the reported periods.

The Corporation files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2008.

(Table Amounts in Thousands, Except Percentages)

(14) Real Estate and Other Assets Owned:

The Company's real estate and other assets owned balances at December 31, 2011, and December 31, 2010, represent properties and personal collateral acquired by the Bank through customer loan defaults. The property is recorded at the lower of cost or fair value less estimated cost of to sell at the date acquired with any loss recognized as a charge off through the allowance for loan loss account. Additional real estate and other asset losses may be determined on individual properties at specific intervals or at the time of disposal. Additional losses are recognized as a non-interest expense. For the years ended December 31, 2011, and December 31, 2010, the composition of the Company's balance in both real estate and other assets owned are as follows:

	December 31,	
	2011	2010
One-to-four family mortgages	$480	534
Multi-family	905	7,266
Construction	465	624
Land	248	482
Non-residential real estate	160	900
Consumer assets owned by bank	9	6
Total other assets owned	$2,267	9,812

(15) Commitments and Contingencies:
In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Bank had open loan commitments at December 31, 2011 and 2010 of approximately $23.4 million and $34.8 million, respectively. At December 31, 2011 and 2010, the Bank had no fixed rate loan commitments. Unused lines of credit were approximately $62.9 million and $40.8 million at December 31, 2011 and 2010, respectively.

The Company and the Bank have agreed to enter into employment agreements with certain officers, which provide certain benefits in the event of their termination following a change in control of the Company or the Bank. The employment agreements provide for an initial term of three years. On each anniversary of the commencement date of the employment agreements, the term of each agreement may be extended for an additional year at the discretion of the Board. In the event of a change in control of the Company or the Bank, as defined in the agreement, the officers shall be paid an amount equal to two times the officer's base salary as defined in the employment agreement.

The Company and the Bank have entered into commitments to rent facilities and lease operating equipment that are non-cancelable. At December 31, 2011, future minimal lease and rental commitments were as follows:

Years Ending December 31,	
2012	$37,000
2013	28,000
2014	28,000
2015	25,000
Total	$118,000

The Company incurred rental expenses of approximately $55,000, $62,000 and $73,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

In the normal course of business, the Bank and Company have entered into operating contracts necessary to conduct the Company's daily business. The most significant operating contract is for the Bank's data processing services. The monthly cost associated with this contract is variable based on the number of accounts and usage but averages approximately $210,000 per month. The Bank has three outstanding ATM branding agreements with local convenience stores. These agreements allow the Bank to maintain a cash machine and signage in various locations for an annual cost of approximately $116,000.

(Table Amounts in Thousands)

(15) Commitments and Contingencies: (Continued)
The Company is partially self-insured for medical benefits provided to employees. Heritage Bank is named as the plan administrator for this plan and has retained Blue Cross Blue Shield of Kentucky to process claims and handle other duties of the plan. Blue Cross Blue Shield does not assume any liabilities as a third party administrator. Heritage Bank purchased two stop-loss insurance policies to limit total medical claims from Blue Cross Blue Shield of Kentucky. The first specific stop-loss policy limits the Company's cost in any one year to $50,000 per covered individual. The Company has purchased a second stop-loss policy that limits the aggregate claims for the Company in a given year at $1,430,204 based upon the Company's current enrollment. The Company has established a liability for outstanding claims as well as incurred but unreported claims. While management uses what it believes are pertinent factors in estimating the plan liability, the actual liability is subject to change based upon unexpected claims experience and fluctuations in enrollment during the plan year. At December 31, 2011 and December 31, 2010, the Company recognized a liability for self-insured medical expenses of $506,000 and $406,000, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2011	2010
Commitments to extend credit	$23,422	34,808
Standby letters of credit	1,459	1,500
Unused commercial lines of credit	32,329	11,256
Unused home equity lines of credit	30,536	29,562

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

(15) Commitments and Contingencies: (Continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company is subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Company's financial statements.

(16) Regulatory Matters:

The Company is a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the Federal Reserve Bank. The Company's wholly owned bank subsidiary is a federally chartered savings and loan supervised by the Office of the Comptroller of the Currency (OCC) and the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 to risk weighted assets (as defined). Management believes, as of December 31, 2011, and 2010, that the Bank meets all capital adequacy requirements to which it is subject.

On April 30, 2010, the Company and the Bank, and the Office of Thrift Supervision (OTS), since merged into the OCC, signed a Memorandum of Understanding and Agreement. Included in the agreement was a requirement that the Bank maintain a Core Capital to adjusted total assets ratio of no less than 8.00% and a Total Risk Based Capital to Risk Weighted Assets ratio of no less than 12.00%. If the Bank did not meet these guidelines, the Bank would have to make a capital distribution request to the OTS (now OCC) prior to the payment of preferred stock dividends or interest payments to HopFed Capital Trust 1.

The most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible and core capital ratios as set forth in the following table.

(Table Amounts in Thousands, Except Percentages)

(16) Regulatory Matters (Continued)

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2011, and December 31, 2010, are presented below:

	Company Actual		Bank Actual		Required for Capital Adequacy Purposes		Required to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011								
Tangible capital to adjusted total assets	$120,908	11.7%	$103,173	10.2%	$15,205	1.50%	N/A	N/A
Core capital to adjusted total assets	$120,908	11.7%	$103,173	10.2%	$40,545	4.00%	$50,682	5.00%
Total capital to risk weighted assets	$128,089	20.3%	$110,355	17.6%	$50,064	8.00%	$62,580	10.00%
Tier 1 capital to risk weighted assets	$120,908	19.1%	$103,172	16.5%	N/A	N/A	$37,548	6.00%
As of December 31, 2010								
Tangible capital to adjusted total assets	$119,971	11.1%	$99,111	9.4%	$15,872	1.50%	N/A	N/A
Core capital to adjusted total assets	$119,971	11.1%	$99,111	9.4%	$42,326	4.00%	$52,907	5.00%
Total capital to risk weighted assets	$125,515	19.2%	$104,655	16.2%	$51,602	8.00%	$64,503	10.00%
Tier 1 capital to risk weighted assets	$119,971	18.4%	$99,111	15.4%	N/A	N/A	$38,702	6.00%

(17) Stockholders' Equity:

The Company's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Bank's primary regulator, the OCC, has regulations that impose certain restrictions on payment of dividends to the Corporation. Current regulations of the OCC allow the Bank (based upon its current capital level and supervisory status assigned by the OCC) to pay a dividend of up to 100% of net income to date during the calendar year plus the retained income for the preceding two years. Due to the presence of a Memorandum of Understanding and Agreement between the Company and the OCC and the Federal Reserve Bank, we must seek approval from Federal Reserve Bank prior to declaring future cash common stock dividends and seek approval from the OCC prior to the payment of a cash dividend from the Bank to the Corporation.

Federal Reserve regulations also place restrictions after the conversion on the Company with respect to repurchases of its common stock. With prior notice to the Federal Reserve, the Company is allowed to repurchase its outstanding shares. In August 2006, under the supervision of the OTS, the Company announced that it replaced a previously announced stock buyback plan with a new plan to purchase up to 125,000 shares of common stock over the next two years. Under the plan that expired September 30, 2008, the Company purchased 106,647 shares of common stock at an average price of $15.36 per share. As discussed below, the Company's participation in the United States Treasury Capital Purchase Program prevents it from purchasing additional treasury stock for a period of three years ending December 12, 2011 without first redeeming all of the Treasury's investment. The Company reissued 112,639 shares of Treasury Stock as part of the stock offering discussed below. At December 31, 2011, the Company holds 402,916 shares of treasury stock at an average price of $12.60 per share.

On December 12, 2008, HopFed Bancorp issued 18,400 shares of preferred stock to the United States Treasury (Treasury) for $18,400,000 pursuant to the Capital Purchase Program. The Company issued 243,816 common stock warrants to the Treasury as a condition to its participation in the Capital Purchase Program. The warrants had an exercise price of $11.32 each and were immediately exercisable. The warrants expire ten years from the date of issuance. The preferred stock has no stated maturity and is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per year for the first five years and 9% thereafter. As a result of a 2% stock dividend paid to shareholders of record at September 30, 2010, total warrants issued was adjusted to 248,692 and the warrant strike price was adjusted to $11.098. As a result of a 2% stock dividend paid to shareholders of record at October 3, 2011, total warrants issued was adjusted to 253,666 and the warrant strike price was adjusted to $10.88.

In June and July of 2010, the Company sold a total of 3,583,334 shares of common stock in a public offering with net proceeds of $30.4 million. In June 1010, the Company invested $10.0 million into the Bank.

(17) Stockholders' Equity: (Continued)

On September 16, 2010, and September 21, 2011, respectively, the Company declared a 2% stock dividend payable to shareholders of record on September 30, 2010 and October 3, 2011. The stock dividend was paid on October 18, 2010, and October 18, 2011, resulting in the issuance of 143,458 shares of common stock in October of 2010 and 146,485 share of common stock in October 2011. As discussed earlier, both the price and amount of all outstanding options and common stock warrants were adjusted accordingly.

Based on the binomial method, the common stock warrants have been assigned a value of $2.28 per warrant, or $555,900. As a result, the value of the warrants has been recorded as a discount on the preferred stock and will be accreted as a reduction in net income available for common shareholders over the next five years at $111,800 per year. For the purposes of these calculations, the fair value of the common stock warrants was estimated using the following assumptions:

▪ Risk free rate	2.60%
▪ Expected life of warrants	10 years
▪ Expected dividend yield	3.50%
▪ Expected volatility	26.5%
▪ Weighted average fair value	$2.28

The Company's computation of expected volatility is based on the weekly historical volatility. The risk free rate was the approximate rate of the ten year treasury at the end of November 2008.

By participating in the Capital Purchase Program, the Company agreed to not increase its dividend paid to common shareholders for a period of three years without prior approval of the United States Treasury. If the Company fails to make all dividend payments due to preferred shareholders, the Company is prohibited from paying any dividend to common shareholders. In addition, the United States Treasury placed certain restrictions on the amount and type of compensation that can be paid to certain senior level executives of the Company. Furthermore, the United States Treasury may, at its sole discretion, change the terms and conditions of the Capital Purchase Programs.

The Company must have the written approval of the Treasury to redeem the shares prior to December 12, 2011, except with the proceeds from a qualified equity offering. Upon receipt of the proceeds from the Treasury, the Company immediately invested $14.0 million in capital into the Bank.

(18) Earnings Per Share:

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year. Common stock warrants and stock options outstanding are not included in the dilutive earnings per share computations because they would be anti-dilutive. Earnings per share numbers in 2010 and 2009 were adjusted to reflect a 2% stock dividend paid in 2010 and 2011.

The following is a reconciliation of weighted average common shares for the basic and dilutive earnings per share computations:

	Years Ended December 31,		
	2011	2010	2009
Basic earnings per share:			
Weighted average common shares	7,460,294	5,620,093	3,569,969
Adjustment for stock dividend	---	112,402	144,226
Weighted average common shares	7,460,294	5,732,495	3,714,195
Weighted average common and incremental shares	7,460,294	5,732,495	3,714,195

(Table Amounts in Thousands)

(19) Condensed Parent Company Only Financial Statements:

The following condensed balance sheets as of December 31, 2011 and 2010 and condensed statements of income and cash flows for the years ended December 31, 2011, 2010 and 2009 of the parent company only should be read in conjunction with the consolidated financial statements and the notes thereto. The parent company realized an increase in its investment in subsidiary as a result of the release of the subsidiary bank's liquidation account.

Condensed Balance Sheets:

	2011	2010
Assets:		
Cash and due from banks	$ 17,602	20,724
Investment in subsidiary	111,912	101,612
Prepaid expenses and other assets	841	1,208
Total assets	$130,355	123,544
Liabilities and equity		
Liabilities		
Unrealized loss on derivative	$ 1,297	1,088
Dividends payable - Common	176	613
Interest payable	89	89
Subordinated debentures	10,310	10,310
Total liabilities	11,872	12,100
Equity:		
Preferred stock	---	---
Common stock	79	77
Common stock warrants	556	556
Additional paid-in capital	75,967	74,920
Retained earnings	39,591	39,994
Treasury stock	(5,076)	(5,076)
Accumulated other comprehensive loss	7,366	973
Total equity	118,483	111,444
Total liabilities and equity	$130,355	123,544

(Table Amounts in Thousands)

(19) Condensed Parent Company Only Financial Statements: (Continued)

Condensed Statements of Income:

	Years Ended		
	2011	2010	2009
Interest and dividend income:			
Dividend income	$ ---	750	---
Time deposits	---	---	2
Total interest and dividend income	---	750	2
Interest expense	742	739	625
Non-interest expenses	423	448	438
Total expenses	1,165	1,187	1,063
Loss before income tax benefit and equity in undistributed earnings of subsidiary	(1,165)	(437)	(1,061)
Income tax benefits	(316)	(342)	(399)
Loss before equity in undistributed earnings of subsidiary	(849)	(95)	(662)
Equity in undistributed earnings of subsidiary	3,769	6,611	2,637
Net income	2,920	6,516	1,975
Preferred stock dividend and warrant accretion	(1,031)	(1,031)	(1,031)
Income available to common shareholders	$1,889	5,485	944

(Table Amounts in Thousands)

(19) Condensed Parent Company Only Financial Statements: (Continued)

Condensed Statement of Cash Flows:

	Years Ended		
	2011	2010	2009
Cash flows from operating activities			
Net income	$2,920	6,516	1,975
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Equity in undistributed earnings of subsidiary	(3,769)	(6,611)	(2,637)
Amortization of restricted stock	118	134	151
Increase (decrease) in:			
Current income taxes payable	---	358	(361)
Accrued expenses	438	18	(159)
Net cash (used) provided by operating activities:	(293)	415	(1,031)
Cash flows for investing activities:			
Investment in subsidiary	---	(10,000)	---
Net (increase) decrease in federal funds sold	---	---	6,685
Net cash (used in) provided by investing activities	---	(10,000)	6,685
Cash flows from financing activities:			
Proceeds from sale of treasury stock	---	1,419	---
Proceeds from sale of common stock	---	28,952	---
Dividends paid on preferred stock	(920)	(920)	(851)
Dividends paid on common stock	(1,909)	(2,272)	(1,723)
Net cash (used in) provided by financing activities	(2,829)	27,179	(2,574)
Net increase (decrease) in cash	(3,122)	17,594	3,080
Cash and due from banks at beginning of year	20,724	3,130	50
Cash and due from banks at end of year	$17,602	20,724	3,130

(Table Amounts in Thousands)

(20) Investments in Affiliated Companies (Unaudited):
Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of HopFed Capital Trust I (the Trust), a wholly owned statutory business trust. The Trust was formed on September 25, 2003. Summary financial information for the HopFed Capital Trust 1 is as follows:

Summary Balance Sheets

	At Dec. 31, 2011	At Dec. 31, 2010
Asset – investment in subordinated debentures issued by HopFed Bancorp, Inc.	$ 10,310	10,310
Liabilities	$ —	—
Stockholders' equity:		
Trust preferred securities	10,000	10,000
Common stock (100% owned by HopFed Bancorp, Inc.)	310	310
Total stockholder's equity	10,310	10,310
Total liabilities and stockholder's equity	$ 10,310	10,310

Summary Statements of Income

	Years Ended Dec. 31, 2011	2010
Income – interest income from subordinated debentures issued by HopFed Bancorp, Inc.	$ 367	362
Net income	$ 367	362

Summary Statements of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, January 1, 2011	$ 10,000	310	—	10,310
Retained earnings:				
Net income	—	—	367	367
Dividends:				
Trust preferred securities	—	—	(356)	(356)
Common dividends paid to HopFed Bancorp, Inc.	—	—	(11)	(11)
Total retained earnings	—	—	—	—
Ending balances, December 31, 2011	$ 10,000	310	—	10,310

(Table Amounts in Thousands)

(21) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the year ended December 31, 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2011:				
Interest and dividend income	$11,787	11,766	11,450	11,237
Interest expense	4,989	4,763	4,592	4,071
Net interest income	6,798	7,003	6,858	7,166
Provision for loan losses	4,518	452	475	476
Net interest income after provision for loan losses	2,280	6,551	6,383	6,690
Noninterest income	2,365	2,118	3,281	2,429
Noninterest expense	7,449	7,436	7,127	6,681
Income (loss) before income taxes	(2,804)	1,233	2,537	2,438
Income tax expense (benefit)	(960)	426	909	109
Net income (loss)	($1,844)	807	1,628	2,329
Net income (loss) available (attributable) to common shareholders	($2,098)	550	1,368	2,069
Basic earnings (loss) per share	($0.28)	0.07	0.18	0.28
Diluted earnings (loss) per share	($0.28)	0.07	0.18	0.28
Weighted average shares outstanding:				
Basic	7,465,077	7,467,438	7,481,448	7,484,420
Diluted	7,465,077	7,467,438	7,481,448	7,484,420

(Table Amounts in Thousands)

(21) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the year ended December 31, 2010:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$13,106	13,656	13,196	12,459
Interest expense	5,832	5,712	5,537	5,165
Net interest income	7,274	7,944	7,659	7,294
Provision for loan losses	611	858	1,332	3,169
Net interest income after provision for loan losses	6,663	7,086	6,327	4,125
Noninterest income	2,309	2,456	3,085	3,256
Noninterest expense	6,386	6,587	6,856	6,349
Income before income taxes	2,586	2,955	2,556	1,032
Income tax expense	726	884	788	215
Net income	$1,860	2,071	1,768	817
Net income available to common shareholders	$1,606	1,814	1,508	557
Basic earnings per share	$0.43	0.44	0.20	0.07
Diluted earnings per share	$0.43	0.44	0.20	0.07
Weighted average shares outstanding:				
Basic	3,722,626	4,096,619	7,416,541	7,481,662
Diluted	3,722,626	4,098,513	7,416,541	7,481,662

(Table Amounts in Thousands)

(22) Comprehensive Income:

FASB ASC 220, *Comprehensive Income*, established standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive net income which is defined as non-owner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2011, 2010 and 2009.

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2011:			
Unrealized holding gains on:			
Available for sale securities	$12,792	(4,349)	8,443
Derivatives	(209)	71	(138)
Reclassification adjustments for gains on available for sale securities	(2,897)	985	(1,912)
	$9,686	(3,293)	6,393

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2010:			
Unrealized holding gains on:			
Available for sale securities	$653	(222)	431
Derivatives	(444)	151	(293)
Reclassification adjustments for gains on available for sale securities	($3,504)	1,191	(2,313)
	($3,295)	1,120	(2,175)

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2009:			
Unrealized holding gains on:			
Available for sale securities	$5,383	(1,830)	3,553
Derivatives	532	(181)	351
Reclassification adjustments for gains on available for sale securities	(2,713)	922	(1,791)
	$3,202	(1,089)	2,113

NOTES

"I know the people at Heritage Bank and they know me. And I know that anytime I need to talk to someone, I can pick up the phone and call . . . and they'll answer!"


ADAM
CARVER


DON
HISE

"Men and women of good character are the rule rather than the exception at this fine bank. It's good to have such people at your bank and in your community."

community

"We believe Heritage Bank sees the importance of local businesses to the overall economic health of our community. That definitely sets Heritage Bank apart from the rest."


BARRY
AND KAY
TRAVIS


DAN
HALL

"It's really good to know that you have a whole team of people watching out for your money and caring about you like any good neighbor would."


JIMMY WISEMAN
"I think there's one prescription for a good bank: good people. If a bank doesn't have good people serving your needs every day, you're not getting 'full service.'"


JOANNA CARRAWAY
"The idea of a friendly, community bank is so refreshing these days. It's nice to see people like those at Heritage Bank holding on to the grass roots ideas we all grew up with."


KRIS FOSTER
"The people at Heritage Bank never cease to amaze me with their dedication and willingness to help. They honestly do go the extra mile."


LISA CARTER
"I know how important it is to treat clients with dignity. That's how Heritage Bank treats everyone."



P.O. Box 537 • 4155 Lafayette Road • Hopkinsville, Kentucky 42241

Phone: 270-885-1171 • Fax: 270-887-2950 • **WWW.BANKWITHHERITAGE.COM**